                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------


                        AIR PACKAGING TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                                          95-4337254
  (STATE OF INCORPORATION)                              (IRS EMPLOYER ID NO.)


                25620 RYE CANYON ROAD, VALENCIA, CALIFORNIA 91355
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (661) 294-2222
                         (REGISTRANT'S TELEPHONE NUMBER)

  SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: 73,214,087
                                 COMMON SHARES

        SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE


TITLE OF EACH CLASS                                NAME OF EACH EXCHANGE
TO BE REGISTERED                                   ON WHICH REGISTERED
----------------                                   -------------------
COMMON STOCK, $0.001 PAR VALUE                     - OTC BULLETIN BOARD




THE AGGREGATE MARKET VALUE OF THE VOTING STOCK HELD BY NON-AFFILIATES OF THE REGISTRATION WAS $10,342,480 AS OF APRIL 5, 1999.



       SHARES OF COMMON STOCK OUTSTANDING AS OF APRIL 5, 1999: 73,214,087

ITEM 1. DESCRIPTION OF BUSINESS

        INTRODUCTION

        Air Packaging Technologies, Inc., a Delaware corporation ("APTI") is engaged in the manufacturing, distribution, marketing, and continued development of inflatable, protective packaging for use in shipment of higher end fragile products. It holds worldwide patents on a packaging system which utilizes chambered packing material which provides an Air Box(R) cushion around shipments. Its Air Box(R) system competes favorably against materials like bubble wrap, urethane foam, etc., in terms of protection, ease of use and storage, for shipment of higher value items throughout the world.

                             A. GENERAL DEVELOPMENT

        The Registrant's predecessor was organized as a Canadian corporation under the British Columbia Company Act in 1985, under the name "MDE Exploration, Inc.". MDE Exploration made an initial public offering in 1988 in Canada under the auspices of the Vancouver Stock Exchange, and raised CDN$175,000 (net of commissions) through the issuance of 500,000 shares of Common Stock at CDN$0.40 per share.

        In 1989, MDE Exploration, Inc. was reincorporated in Delaware, and reorganized and combined with Puff Pac Hold Co. Inc., P&P Industries, Inc., and Puff Pac Ltd., under the name Puff Pac Industries, Inc.

        In September of 1992 Puff Pac Industries, Inc. changed its name to Air Packaging Technologies, Inc.

        The Registrant's stock commenced trading on the NASD Bulletin Board in April of 1994.

        Puff Pac Ltd., a California Limited Partnership, remains in existence due to ownership by a small minority interest. APTI owns 99.13% of the beneficial interest in Puff Pac Ltd.

        APTI's corporate offices are located at 25620 Rye Canyon Road, Valencia, California 91355; its telephone number is (661) 294-2222; its facsimile number is (661) 294-0947.

        APTI has one wholly-owned subsidiary:

        Puff Pac Industries Canada Inc. ("Canco"), a British Columbia corporation.

                           B. FINANCIAL INFORMATION BY
                    INDUSTRY SEGMENT AND CLASSES OF PRODUCTS

        Registrant is in only one industry segment, "protective packaging".


                                                         YEAR
                                             ------------------------------
                                             1998         1997        1996
                                             ----         ----        -----
Sales of Air Box(R) Protective Packaging       1            2          3

to Unaffiliated Customers:               $   722,268    $   340,624   $   640,074(1)

Operating Loss                           $(1,819,872)   $(1,827,861)  $(1,114,793)(1)

Identifiable Assets, Net                 $ 1,810,595    $ 1,137,721   $   643,062

--------------
(1) In 1996, a discontinued inventory of Puff Pac Gift Wrap was sold in connection with the discontinuance of this product, resulting in nonrecurring sales of $208,419, which are included in this figure.



                                   C. BUSINESS

        1. PRODUCTS

        APTI manufactures and markets a line of industrial packaging products under the name "Air Box"(R).

        The Air Box(R) provides reusable protective packaging during shipping and storage for a wide range of higher value items. It provides vastly superior protection from ESD (electro static discharge) damage, and moisture. It also provides see-through transparency for visual inspection of the product during shipment and upon receipt.

        The patented design suspends an item within a double-chambered envelope, which when inflated, surrounds the item with a protective cushion of air, protected by a double wall of transparent material, made out of a combination of polyethylene and nylon.

        Although not an inexpensive form of packaging, the Air Box provides a cost-effective packaging solution for higher value items and is environmentally superior to conventional packaging. When deflated and disposed of, use of the Air Box reduces the amount of waste by up to 90%, compared with traditional packaging. The packaging is also easily storable in deflated form, greatly reducing warehouse space required to be devoted to package material storage.

        Air Box(R) is reusable, allowing the package to be deflated and reused. The Air Box is designed for companies that have substantial round-trip packaging and shipping requirements.

        APTI has also developed and markets a Static Discharge Shielding (SDS) Air Box(R). This product is designed for electronic products requiring static-discharge protection (i.e., Wafers and Integrated Circuits). The SDS Air Box(R) has two layers of anti-static coated film (inner and outer bags) that dissipate static electricity while the package's air chamber provides full static shielding. This provides one hundred times the protection of traditional static shielding bags, and still provides cushion protection, all in one package.

        The SDS Air Box(R) also meets MIL B81705C Type II and Type III and EIA 541 specifications. The Electronics Industry Association (EIN) puts out the standard which is titled packaging materials standard for Electro-state discharge sensitive items. Motorola and other electronic semiconductor manufacturers are presently using the SDS Air Box(R) for shipment of their wafer and integrated circuits.

        Air Box(R) products are made in five standard sizes, and are also available in custom sizes as required by customers.

        Air Box(R) quilting is an additional process developed by the Company which allows the Air Box(R) to take up less space when inflated and to support heavier items for shipping. Air Boxes can accommodate products up to 15 pounds in weight.

        APTI has created the Air Box(R) Shipping Center as a marketing tool. The Center is designed for the miscellaneous shipping needs of small businesses. It is portable, measuring 17"x22"x4", made of corrugated cardboard, and comes with an assortment of one hundred and twenty (120) Air Boxes in eight different sizes and a portable air pump. It offers packaging protection equivalent to a closet full of Styrofoam.

        Conventional packaging requires as much as nine times more material volume than the Air Box, which consists of 90 percent air when inflated. Since the Air Boxes are stored flat, storage space requirements are greatly reduced.

        Designed to be reused as often as five times per Air Box, deflatable Air Box materials going into a landfill after use represent 45 times less waste material compared with existing materials.

        The see-through film of the Air Box permits instant verification of contents and allows a humidity indicator card to be read without opening the package. In some styles bar codes can also be scanned directly through the Air Box without opening it.

        Absence of corrugated dust permits the product to remain sealed in the package in customer plants right up to point of use; with other packing materials corrugated dust must be removed upon arrival so as not to travel into clean rooms, eliminating a considerable degree of protection during in-plant handling.

        In a typical application, the two chambers contain air and are sealed together at the edges, with the exception of an open end in which the product is inserted along with a humidity indicator card. An operator applies pressurized air from an inexpensive regulator, supplied by APTI to the bag's nozzle, inflating the bag. During inflation, the two chambers, sealed together at the edges, swell against one another, immobilizing the product trapped between.

        The open end is then vacuum-sealed using existing equipment. The resulting product/package construction, consisting of film/air gap/film/product/film/air gap/film, is what gives the package its strong static shielding protection. The air gaps can range anywhere from 1/2 to 1 inch thick, depending on the contents. The film is coated to provide the required static dissapative properties, the polyethylene and nylon both provide enhancing properties to resist puncture and a long shelf life.

        After a variety of tests conducted under several different conditions, independent testing laboratory Fowler Associates confirmed that the combination of the material and the air gaps "provide a very good ESD package for essentially all devices under essentially all conditions. In one test, the package withstood a 20kV discharge while containing integrated circuits that are rated at 150v maximum.

        At the point of unpacking in the recipient's plant, Air Boxes are deflated by pulling up the valve stem on the valve allowing air to escape through the center of the valve, when the Air Box is ready for reuse the valve stem will be pushed back down after inflation.

        Customers may ship used bags back to APTI, who in turn will refurbish and test them, and return them to the customer.

        In summary, the Company's Air Box(R) product has the following attributes and advantages:

        -       A unique packaging system

        -       Patented products

        -       Superior drop and vibration protection

        -       Transparency

        -       ESD protection

        -       Custom shapes

        -       Custom printing

        -       Re-usable

        -       Cost effective

        -       Environmentally friendly

        The product's disadvantage is its high unit cost. Further, in some applications the product's moisture barrier does not meet certain Mil specs, although the Company's research and development department is working to improve such protection. The product is also relatively unknown, and there are limits to size, shapes and weights.


        2. MARKETING

        The Company has identified and has focused upon four key industries which management believes can immediately benefit from its products. These are:

        -       Static Discharge Shielding (SDS)

        -       Medical

        -       Dental

        -       Military

        In addition, the Company is continually seeking additional commercial opportunities for the sale of its Air Box(R) Products in all markets.

        SDS

        The SDS market is principally the semiconductor market. Manufacturers are concerned with the shipment of silicon wafers used to manufacture integrated circuits, and IC's packaged in a Tape and Reel for shipment and further manufacture. This is a worldwide market.

        Management believes its products are the only protective packaging with both static shielding and cushion protection. The Air Box(R) provides superior static shielding, is cost effective, requires less storage space, allows use of primary shipment containers (Empak) (reusing the manufacturer's carrier provides additional cost savings), and is more effective in reducing damage from drops and vibrations.

        The product exceeds all ESD standards, all ISTA and ASTM compression and transportation standards, and has passed all commercial airline altitude tests. The product does not particulate - avoiding wafer contamination. The product is environmentally friendly with 90% less waste going into the landfill after use as compared to other packaging materials. The Company's customers report the Air Box(R) is providing cost savings and freight savings, since there is less shipment weight and the corrugated box is smaller when compared to traditional cushion packaging.

        Another part of the SDS market is the Photomask market. The Photomask has no efficient nor cost-effective method of shipment, is extremely fragile, is subject to transit damage, and is particularly sensitive to contamination. SDS Air Box(R) can be sealed to eliminate contamination during transit and storage. Prior to the SDS Air Box entering this market, the Photomask manufacturers had no efficient way to ship their fragile Photomasks. They were getting substantial damage during shipping and storage, causing them to use such extremes as packaging them in a five gallon ammo can with bubble wrap or a full size suitcase lined with polyurethane foam. If the Photomask was extremely fragile, they had to hand carry it to the customer. In all cases, it was substantially more expensive to insure the safety of the Photomask prior to the introduction of the SDS Air Box. APTI has been selling the Photomask Air Box to Photronics for nine months, and recently began selling the SDS Air Box for Photomasks to two other companies. These three companies control 60% of the Photomask market.

        Other markets for the SDS Air Box(R) include sensitive parts for wafer making machines, high end disc drives, quartz glassware used in making semiconductor wafers, and lightweight surface mount boards, among others.

        The Company is still working to develop tape and reel SDS Air Box(R) Products which meet MIL spec for MVTR (moisture vapor transmission rate), a major requirement of this market.


        3. METHODS OF SALES

        The Company has two full time sales employees, one located in Silicon Valley, California, who represents APTI in the San Jose, Washington and Oregon areas, and one in Orange County, who represents APTI in Southern California, Arizona and Colorado.

        Air Box(R) is also marketed through two independent distributors throughout Asia and Europe

        Air Packaging (Europe) Ltd., England
        C-Pak Pte, Singapore

        Medical

        APTI recently successfully designed and sold an Air Box to ship living human skin in a Petrie dish, combining a temperature controlled environment with Air Box cushion packaging from the Organogenises laboratory to the hospital. This skin is called Apligraf, and is made by Organogenises of New England. If the Apligraf is subject to substantial vibration or shock during the trip to the hospital, it will form a small bubble under the skin and die very quickly. Many forms of packaging were tested and the Air Box design is the only FDA approved method of shipping the Apligraf.

        Dental Products

        The Dental market is concerned with the shipment of dental impressions from the dentist's office to the laboratory for the fabrication of dental plates and apparati and the return trip to the Dentist. Deliveries inside of about 75 miles are now hand delivered, and do not need the Air Box. Dentists who are outside the 75 mile radius of the laboratory must ship both ways by air courier. APTI has replaced the corrugated box and foam interior with a simple reusable Air Box that fits into an overnight courier bag. The laboratory is saving $1.00 per shipment on freight (going both ways) and plans to use the Air Box four times, giving them additional savings. They also have their packages delivered up to two hours earlier than if packaged in boxes and foam. The environmental effect is tremendous and important to the industry; the Air Box is 95% less dunnage going into the land fill, and if used four times is 98% less dunnage.

        U.S. Military

        APTI recently completed a series of ISTA (International Safe Transit Association) transportation tests for the U S Military for several items with excellent results. The U S Military has advised they wish to purchase the Air Box to ship sensitive items for the Navy between the ships and repair depots. APTI is pursuing this at the present time, and although the potential opportunity is substantial, there is no guarantee APTI will obtain a contract with the U S Military in the near future.

        Discontinued Gift Wraps Line of Products

        Formerly, APTI also manufactured a line of gift wrap, utilizing many of the features of the Air Box(R), under the name "Puff Pac" Gift Wrap. The wrap was a two-chambered inflatable packaging product resembling a mylar balloon, that served as a unique alternative to conventional gift wrap. The gift was inserted in a Puff Pac which was then inflated. As a result, the gift was suspended and surrounded by air. Puff Pac Gift Wrap was produced in a number of colorful designs, including holiday and special greetings.

        In March of 1995, as a result of a comprehensive study by management and outside consultants of APTI, its products, markets, patents and business plan, management determined to terminate the Gift Wrap business, and to focus the entire energies of the Company on the Air Box(R). In late 1996, APTI liquidated its inventory of Gift Wrap, and realized nonrecurring sales and profits therefrom.

        4. MANUFACTURING

        APTI purchases raw materials in the form of extruded or laminated webs of thin flexible plastic films which have been printed or coated by outside suppliers. These films are produced for the Company to the Company's film design specifications and standards.

        These films are then formed into the Company's various products on the Company's custom designed and computer controlled modular converting machines, which use heat sealing technology to join the multiple layers of plastic film together. The specific sequence of operations and control parameters is proprietary to the Company, and is covered by process patents. The Company currently has two product fabrication converting machines which are capable of producing a total of five (5) million units per year.

        The Company fabricates its patented air inflation valve using extruded printed thin plastic films which are heat sealed together to form the valve on a custom designed fabrication machine. In the first half of 1998 APTI designed and developed an industrially acceptable push-pull hard valve. Field tests were completed with some of the Company's largest customers, and they enthusiastically endorsed the change in valves. The new push-pull valve eliminates the threat of air escaping through the valve. APTI is using the push-pull valve in all Semiconductor applications and most custom design applications.

        The Company utilizes continuous process quality monitoring raw material, production lot testing and other elements of Total Quality Management to produce a high quality of product, which continues to hold air in all usual shipping environments which may be encountered by the Company's customers in shipping their products.

        The Company packages its products in boxes for shipment to its many customers and distributors throughout the world. Some of the products are "standard" items and are produced to forecast and warehoused for quick response subsequent shipment, while other products are produced only upon specific customer order for immediate shipment. On large special orders the Company can provide products with custom printing to the customer's requirements; all other orders are produced and shipped with the Company's standard logo and patent information printed thereon.

        5. SOURCES AND AVAILABILITY OF RAW MATERIAL

        The Company has at least two suppliers fully qualified to produce each of the raw material films required for its products and several companies qualified to provide the printing required.

        Basic raw materials required by us from our suppliers, such as Jefferson Smurfitt and Huntsman, are produced and readily available to us. All of the film raw materials used are produced in the millions of tons currently in other industries. The Company has adopted industry standard processes to fabricate its raw materials. As a result, supplies of raw materials are available to the Company from many sources, though the lead time can be several weeks until receipt of raw materials into the Company plant.

        6. PATENTS, TRADEMARKS & LICENSES

        The Company has a combination of products, process and application patents, backed by proprietary and trade secret manufacturing technology. Management believes the patents and trademarks provide a formidable barrier to competition. They include 13 U.S. patents and 1 pending with 2 trademarks and 1 pending, with 13 foreign patents with 2 pending and 1 trademark pending - and further filings continue to protect and strengthen the technology position. The Company is required to pay minor royalties related to certain patents and trademarks, and in prior years had paid royalties on both patents and the trademark "Puff Pac", which trademark is no longer used. Total expense related to these agreements was $3,991 in 1998, $1,726 in 1997 and $7,674 in 1996. The continuing royalty payment on patents continues for the life of the original patents, and is fixed at 2% of cost of goods sold on an annual basis.


        7. SEASONAL FACTORS

        The season factors in the Company's Air Box product are limited, and revolve only around industry slow downs.

        8. INVENTORY AND OTHER WORKING CAPITAL ITEMS

        The Company carries a continuing inventory of its Air Box products, based on sales forecasts. The book value of this inventory has been significantly reduced due to the slower than expected sales rate and potential obsolescence or rework necessitated by the Company's continuing product development and improvement. The Company had inventory reserves of $63,000 and $154,000 in 1998 and 1997, respectively.



        9. PRINCIPAL CUSTOMERS

        Three larger customers, Motorola, The Air Packaging Company (Europe) Ltd., and C-PAK PTE, LTD (Singapore) accounted for 15%, 31% and 18% of its sales during its fiscal year ended December 31, 1998. These companies are independently owned, and are not affiliates of APTI.


        10. FIRM BACKLOG

        As of April 5, 1999, APTI had $200,000 in backlog orders which are scheduled to be completed within 90 days. The backlog orders as of April 5, 1998 totaled $216,000. Most orders are non-custom, and are filled and shipped within 14 working days. Custom orders require 6 to 8 weeks to manufacture and ship.


        11. GOVERNMENT CONTRACTS

        We recently completed a series of simulated transportation tests for the Military-Navy for several items with excellent results. The U.S. Military advised us they want to purchase the Air Box to ship sensitive items for the U.S. Navy between the ships and repair depots. We are pursuing this at the present time, and although the potential opportunity is substantial, there is no guarantee APTI will have a contract with the U.S. Military in the near future.


        12. COMPETITION

        APTI has two distinct types of competitors, one in the standard Air Box(R) market and one in the SDS Air Box(R) market.

        The Standard Air Box(R) competes against traditional cushion packaging such as die cut styrofoam, loose fill, bubble wrap, die cut corrugated, convoluted foam and other forms of packaging. The Company's products are competitively priced with most of these competitors. The Company's Air Box product performs better than all other cushion packaging in transportation tests.

        The second market is the static shielding market. Here, APTI competes against anti-static foam cushion packaging. Most of the Company's competition is multi-step packaging, compared to the one step method offered by SDS Air Box(R). The Company's SDS Air Box(R) is competitively priced, and management expects to increase its share of this market.


        13. RESEARCH, DEVELOPMENT & LABORATORY

        The Company maintains an ongoing research and development effort, striving to develop more effective and efficient packaging products based around the Air Box technology and design. The Company maintains three full time researchers, assisted on a part time basis by other employees, and has established an ISTA Certified testing laboratory within its manufacturing premises in order to aid its research and development efforts. The Company also partners with its customers or prospective partners in an effort to develop new and more creative solutions to the customer's unique packaging needs.

For the years ended December 1998, 1997 and 1996, research and development expenses were $7,371, $3,322 and $47,010 respectively.

        14. ENVIRONMENTAL FACTORS

        The Company's manufacturing processes are environmentally "clean", as they comprise only the use of electrically generated heat at modest temperatures (300 to 400F) to heat seal the layers of plastic films together. There are no by-products created by the Company's manufacturing processes other than scrap plastic films generated when the machines are set up or occasionally require adjustment. There is no toxic or dangerous fumes emitted by the heat seal processes as the materials are kept well below their boiling points.

        15. EMPLOYEES

        The Company has 25 full-time employees. Eleven of these are in management, sales, product development, or administration positions and fourteen are in production/warehousing/shipping operations.

        The production and packaging operations are supplemented by the addition of temporary personnel when scheduling requires. The operation is a non-union shop with staffing drawn from the Valencia and Los Angeles metroplex, California areas. The production workers when hired are typically non-skilled or semi-skilled, and are trained, by the Company in operation of its converting fabrication equipment. The Company believes that its relationships with its employees are good.


        16. FINANCIAL INFORMATION RELATING TO FOREIGN AND DOMESTIC SALES

        Sales to Unaffiliated Customers:

                                       YEAR
                       --------------------------------------
                       1998            1997            1996(1)
                       ----            ----            ----
United States        $366,177        $295,116        $547,391
Europe               $223,619        $ 45,508        $ 80,629
Asia                 $132,472              --        $ 12,054

--------------
(1) (In 1996, a discontinued inventory of Puff Pac Gift Wrap was sold in connection with the discontinuance of this product, resulting in nonrecurring sales of $208,419, which are included in this figure.

        Operating Loss

                                           YEAR
                     -----------------------------------------------
                        1998               1997              1996(1)
United States        $(928,135)        $(1,590,239)        $(947,574)
Europe               $(564,160)        $  (237,622)        $(144,923)
Asia                 $(327,577)                 --         $ (22,296)

All Identifiable Assets of the Company are located within the U.S.

--------------
(1) In 1996, the entire inventory of Puff Pac Gift Wrap was sold in connection with the discontinuance of this product, resulting in nonrecurring sales of $208,419, which are included in this figure.

                        AIR PACKAGING TECHNOLOGIES, INC. AND SUBSIDIARY

                               ITEM 2. A. FINANCIAL INFORMATION

        The following table summarizes certain selected financial data for the periods presented for the Company. The data for the year ended December 31 1998, 1997 and 1996 should be read in conjunction with the more detailed audited statements for such years presented elsewhere herein.

                                      1998            1997              1996              1995             1994
                                ------------      ------------      ------------      ------------      ------------
Revenues                        $    722,268      $    340,624      $    640,074      $    453,107      $    576,637

Loss: Continuing Operations       (1,723,647)       (1,824,199)       (1,172,840)       (1,774,801)       (2,785,941)


Net Loss:

Loss per Common Share:
  Loss before extraordinary
    item                               (.043)            (.059)            (.061)            (.100)            (.160)
  Extraordinary item                    .005                --                --                --                --
  Net loss                             (.038)            (.059)            (.061)            (.100)            (.160)


Dividends Per Share                      n/a               n/a               n/a               n/a               n/a
Weighted Average Shares           45,066,084        30,693,624        19,313,760        18,019,862        17,039,731
     Outstanding

BALANCE SHEET DATA

Total Assets                    $  1,810,595      $  1,137,721      $    643,062      $    955,722      $  2,232,424

Long-term Obligations                     --            39,500            39,500         1,352,000         1,289,500

Total Liabilities                    275,882         1,004,900         2,211,871         2,479,374         2,514,125

                   B. MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION


1.  RESULTS OF OPERATIONS

General Marketing Efforts

        In 1998, the Company achieved sales of $722,268, which was a 112% increase over its 1997 total sales of $340,624.


Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

        Sales for the year ended December 31, 1998 were $722,268 as compared to $340,624 for the fiscal year ended December 31, 1997. This represents an increase of $381,644 or 112% during fiscal 1998. The Company began pilot programs with prospective customers of the SDS Air Box(R) late in the fourth quarter of 1996. The positive results of these pilot programs resulted in the increase in sales that occurred during 1998.

        Cost of sales decreased $25,707 or 4% for the 1998 fiscal year. The Company had a decrease in recorded inventory reserves from 1997 to 1998.

        Selling, general and administrative expenses increased by $395,313 or 25% during fiscal 1998 as compared to fiscal 1997. The increases in selling, general and administrative expenses are attributable to professional fees and a reserve for a claim by a former employee.

        Research and development expenses increased by $4,049 or 122% during fiscal 1998.

        Interest and other income were $5,676 for fiscal 1998 as compared to $21,596 for fiscal 1997. The decrease of 74% in fiscal 1998 is due to the gain on the disposition of an asset recorded during fiscal 1997.

        Interest expense increased by $135,536 for fiscal 1998 as compared to fiscal 1997 as the Company recorded interest expense of $126,073 due to the revaluation of its warrants in November 1998.

        The Company recorded an Extraordinary Item during fiscal 1998 that was due to the restructuring of certain outstanding payables and accrued expenses. The Company paid approximately $190,000 in full settlement of accounts payable and other accrued expenses during the fourth quarter of 1998. This resulted in an extraordinary gain of approximately $244,000.

        The Company is currently in a loss carryforward position. The net operating loss carryforwards balance as of December 31, 1998 was approximately $16,400,000 compared to $15,000,000 as of December 31, 1997. The net operating loss carryforward is available to offset future taxable income through 2018. The Company's net operating loss carryforwards may be limited due to ownership changes as defined under Section 382 of the Internal Revenue Code of 1986.

        At December 31, 1998, the Company had a deferred tax asset of approximately $6,800,000, which primarily relates to the net operating losses. A 100% valuation allowance has been established as management cannot determine whether it is more likely than not that the deferred tax assets will be realized.

Year End December 31, 1997 Compared to Year End December 31, 1996

        Sales for the year ended December 31, 1997 were $340,624 compared to $640,074 for the fiscal year ended December 31, 1996. Net sales for fiscal 1996 are divided into sales and sales of discontinued products of $431,655 and $208,419, respectively. The Company decided to focus on its commercial packaging product line of Air Box(R). The gift wrap product line, known as Puff Pac, was liquidated and the related inventory sold. The gift wrap sales related to the liquidation during 1996 totaled $208,419.

        Cost of sales decreased $113,163 or 16% during fiscal 1997 as compared to fiscal 1996. The decrease is due the related decrease in sales during fiscal 1997.

        Selling, general and administrative expenses increased by $570,469 or 57% during fiscal 1997 as compared to fiscal 1996. The increases in selling, general and administrative expenses were attributable to planned increased expenditures for salaries, travel and related benefits of new salespeople and salaries for an engineer, as well as increases in travel, printing and personnel recruitment fees.

        Research and development expenses decreased by $43,688 or 93% during fiscal 1997. There was consulting work performed during fiscal 1996 that was not repeated during 1997.

        Interest and other income was $21,596 for fiscal 1997 compared to $13,880 for fiscal 1996.

        Interest expense decreased by $53,993 for fiscal 1997 as compared to fiscal 1996 as the Company had a decrease in related interest bearing debt during 1997.


2. LIQUIDITY AND CAPITAL RESOURCES

        The Company's primary need for capital has been to purchase raw materials, upgrade machinery and continue to develop and enhance patents and trademarks as well as to achieve computer Y2K compliance.

        As of December 31, 1998, the Company's working capital was $430,546 compared to a deficit of $(710,255) as of December 31, 1997. The Company issued 10,639,948 shares of its common stock during 1998 in settlement of outstanding debt of approximately $1,084,000.

        At the company's current level of sales, the Company realizes approximately a 60% gross margin. However, the Company has not yet achieved sufficient sales to cover all of its fixed operating costs, with the result that until sales increase substantially, the Company will continue to operate at a deficit. In addition, as sales increase, additional working capital is required to fund inventory and work in process. As a result of these factors, the Company has an ongoing and urgent need for infusion of additional working capital. This need was met in 1998 by selling additional shares of the Company's Common Stock, primarily offshore to overseas investors. During fiscal 1998 the Company received $924,593 in net proceeds from private and offshore placements of 10,112,500 Shares of its common stock, and $743,627 in net proceeds from the private or offshore exercise of previously issued warrants resulting in the issuance of 5,200,000 Shares of its Common Stock.

        The Company will continue to require an infusion of additional working capital in order to develop its business. The source, timing and costs of such infusion is uncertain, and there is no certainty that the Company will be successful in raising additional working capital, either through the sale of debt or equity securities, or through commercial banking lines of credit. The Company currently has no banking lines of credit. At April 5, 1999, the Company had 15,787,539 Warrants outstanding at $0.15 per Warrant. If exercised, it would bring $2,368,131 to the working capital of the Company. However, there is no guarantee that these Warrants will continue to be exercised.

        The Company had cash outflows of $1,635,054 from operating activities for the 1998 fiscal year compared to cash outflows of $1,435,384 for the 1997 fiscal year. The change in net outflows of $199,670 from operating activities between 1998 and 1997 resulted from the following items. There was a decrease in trade receivables of $66,016, a decrease in inventory of $128,977, a decrease in advances and prepaids of $70,828, a decrease in accounts payable and accrued liabilities of $12,675, a decrease in due to related party of $126,000, and a decrease in other liabilities of $39,500. The total decreases were partially offset by increases in deposits of $58,368 and accrued officers' salaries of $23,566, combined with the decrease in the net loss from operations after adjustments for non-cash items of $162,396 during fiscal 1998.

        Net cash used in investing activities was $447,429 during the fiscal year compared to $558,981 during the 1997 fiscal year. The decrease is due to a reduction in property and equipment expenditures during 1998.

        Cash flows from financing activities were $2,148,820 during the 1998 fiscal year compared to $2,002,221 during fiscal 1997. The change is due to increased proceeds from the exercise of warrants and notes payable of $868,400, which was partially offset by a decrease in proceeds from private placements of $666,126.

        The Company has suffered recurring losses from operations and has an accumulated deficit of ($17,956,980) at December 31, 1998, which raises substantial doubt about its ability to continue as a going concern. The Company's continued existence is dependent upon its ability to raise substantial capital, to increase sales, to significantly improve operations, and ultimately become profitable. The Company believes that future investments and certain sales-related efforts will provide sufficient cash flow for it to continue as a going concern in its present form. However, there can be no assurance that the Company will achieve such results.


3.  SEASONALITY AND INFLATION

        The Company's sales do not appear to be subject to any seasonal fluctuations. The Company does not believe that inflation has had a material impact on its operations.

4.  YEAR 2000

        The Company has completed an evaluation of Year 2000 (Y2K) computer information processing problems and Year 2000 program requirements for internal operations and Company products. With proposed computer and software upgrades in place by the third quarter of 1999, the Company does not expect to experience Year 2000 problems in those areas. A survey analysis of external vendors has been initiated to evaluate their Y2K preparedness. The Company's Year 2000 compliance evaluation will then be complete. The Company does not believe it has significant exposure to Year 2000 problems with significant vendors, customers and financial institutions and does not expect that the Year 2000 issue will have a material cost or impact on Company operations. However, there can be no assurance that the systems of other companies on which the Company relies will not have an adverse effect on the Company.

        The Company does not have a contingency plan, but is currently working on one. The Company is evaluating the operational effect, if any, that Y2K issues will have on the Company.

Forward Looking Statement

        The above paragraphs and other parts of this Form 10 Registration Statement include "Forward Looking Statements". All statements other than statements of historical fact included herein, including any statements with respect to sales forecast, future product acceptance or other future matters, are Forward Looking Statements. Although the Company believes that there is a reasonable basis for the projections reflected in such Forward Looking Statements, it can give no assurance that such expectations will prove to be correct. Certain of the important factors that could cause actual results to differ materially and negatively from the Company's expectations, among others, include a slow down in the trend in sales and orders during the remainder of the year, an inability to obtain sufficient working capital to meet order demand, and/or a worldwide economic slowdown.

                               Item 3. PROPERTIES

        The Issuer has corporate offices, manufacturing, research and distribution facilities housed in its 17,280 square foot headquarters in Valencia, California. All products are manufactured at this location. Management believes its facility is adequate for the Company's current level of operation.

        The facility is leased on a long term lease which expires May 31, 2000, at a current rental of $10,145.00 per month, plus common area expenses. There are currently similar facilities at similar long term rents available to the Company in the adjacent area, and management does not anticipate a problem in replacing this lease in 2000 if required.

                          ITEM 4. SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information regarding beneficial ownership as of April 5, 1999, of the Company's Common Stock, by any person who is known to the Company to be the beneficial owner of more than 5% of the Company's voting securities and by each director and by officers and directors of the Company as a group.

                                                         BENEFICIAL(1)      PERCENTAGE
NAME AND ADDRESS                                          OWNERSHIP         OF CLASS(1)
----------------                                          ---------         -----------
Garvin McMinn, Chairman, CEO and a Director               1,610,000(3)          1.7%
        25620 Rye Canyon Road2
        Valencia, California 91355
Janet Maxey, Chief Financial Officer                        150,000(4)          0.2%
Garry Newman, Vice President                                150,000(5)          0.2%
Elwood C. Trotter, Vice President and a Director            612,824(6)          0.6%
Wayne Case, Director                                      2,400,000(7)          2.6%
Carl Stadelhofer, Director                                2,400,000(8)          2.6%
                                                          ---------             ---

All current directors and
officers as a group (6 persons)                           7,322,824             7.9%
                                                         ==========            ====

Schmitt Industries, Inc.                                 13,757,156            14.8%

--------------
(1) Assumes all outstanding stock options and all outstanding Warrants have been exercised and the subject shares have been issued and are outstanding.

(2) This address also applies to all persons listed.

(3) Includes 800,000 stock options outstanding and exercisable at 4/5/99

(4) Includes 150,000 stock options outstanding and exercisable at 4/5/99

(5) Includes 150,000 stock options outstanding and exercisable at 4/5/99

(6) Includes 400,000 stock options outstanding and exercisable at 4/5/99

(7) Includes 400,000 stock options outstanding and exercisable at 4/5/99

(8) Includes 400,000 stock options outstanding and exercisable at 4/5/99

                    ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

        The names, ages and positions of the directors and executive officers of the Company as of April 5, 1999, are as follows:

Name                  Age                   Position                     Since
----                  ---                   --------                     -----
Garvin McMinn         65             Chairman, CEO & a Director          10/96
Janet Maxey           36             Chief Financial Officer              7/97
Garry Newman          49             Vice President                       6/97
Elwood C. Trotter     56             Vice President & a Director          4/89
Wayne Case            58             Director                            11/98
Carl Stadelhofer      46             Director                            11/98

        The Directors serve until the next annual meeting of shareholders, or until their successors are elected.

        GARVIN MCMINN - Chairman of the Board and Chief Executive Officer of Air Packaging Technologies, Inc. since October 1996. From 1992 to October of 1996 Mr. McMinn was Vice President of the Company.

        JANET MAXEY - Ms. Maxey has been an employee of the Company since May 1991, and became Chief Financial Officer in July 1997. Ms. Maxey attended California State University, Northridge, and earned a Bachelor of Science Degree in Business Administration.

        GARRY NEWMAN - Vice President of Manufacturing and Engineering since June 1997. Prior to that, Mr. Newman was Engineering & Quality Assurance Manager for Richmond Technology from October 1994 until he joined the Company. Mr. Newman attended University of California, Davis, and earned a Bachelor of Science Degree in Chemical Engineering.

        ELWOOD TROTTER - Mr. Trotter has been an employee of the Company since April 1989 and became Vice President, Special Projects in February 1996. Mr. Trotter attended Simon Frazer University in British Columbia, Canada.

        WAYNE CASE - President and Chairman of the Board of Schmitt Industries, Inc., since November 1986, when he founded Schmitt Industries, Inc. Mr. Case holds a Bachelor of Arts Degree in Business and an MBA.

        CARL STADELHOFER - Attorney with Rinderknecht Klein & Stadelhofer in Switzerland since July 1990. Mr. Stadelhofer is a French and Swiss citizen; admitted in Switzerland 1982. Education: Law Schools of Zurich and Berne University (lic.jur1979); Harvard Law School, Massachusetts; Georgetown University, Washington, D.C. Mr. Stadelhofer specializes in banking and financing, mergers and acquisitions, investment funds, international securities transactions and international legal assistance.


                         ITEM 6. EXECUTIVE COMPENSATION

        The following table sets forth the annual compensation paid and accrued by the Company during its last three fiscal years to the executive officers to whom it paid in excess of $100,000, including cash and issuance of securities.

                              SUMMARY COMPENSATION


                                   Annual Compensation                    Awards               Payouts
                                -----------------------------     ---------------------        -------
                                                       Other
Name                                                   Annual     Restricted    Securities                   All Other
and                                                    Compen-      Stock       Underlying       LTIP        Compen-
Principal                       Salary        Bonus    sation       Award(s)    Options/        Payouts       sation
Position              Year       ($)           ($)        $           ($)         SARs(#)         ($)           ($)
--------              ----      ------         ----    -------    ----------    ----------      -------      ---------
Garvin McMinn         1998     162,154(1)      n/a        --          --         650,000           --           --
Chairman of the       1997      81,346         n/a        --          --         150,000           --           --
Bd & CEO              1996      15,000         n/a        --          --              --           --           --

Elwood Trotter,       1998     104,260         n/a        --          --         225,000           --           --
Vice President,       1997      97,200         n/a        --          --          25,000           --           --
Special Projects,     1996      90,070         n/a        --          --              --           --           --
Director

In the event Mr. McMinn is terminated, his Employment Contract with the Company provides for full payment of his salary for a period of 18 months after his termination.

In the event Mr. Trotter is terminated, his Employment Contract with the Company provides for full payment of his salary for a period of 15 months after his termination.

----------
(1) $81,000 was paid in stock through the issuance of 810,000 shares of Common Stock of the Company.

                     OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

                                                                           Potential Realized Value
                                                                           At Assumed Rates of Stock
                                       Individual                          Price Appreciation for
                                       Grants                              Option Term(a)
                                       ----------                          --------------------------
                    No. Of Sec.% of Total
                    Underlying  Options/SARs
                    Options/           Granted to        Exercise
                    SARs               Employees         or Base
                    Granted            In Fiscal         Price             Expiration
Name                (#)                Year              ($/Sh)            Date               5%($)       10%($)
----                ----------         ----------        --------          -----------        -----       ------
Garvin McMinn
Chairman of
the Board
& CEO               250,000               8.8%             $0.22            3/5/03             --               --
                    400,000              14.1%             $0.21           6/22/03             --          $19,080


Elwood Trotter
Director &
Vice President
Special Projects     25,000               0.9%             $0.22            3/5/03             --               --
                    200,000               7.1%             $0.21           6/22/03             --           $9,540


----------
(a) These amounts, based on assumed appreciation rates of 5% and 10% rates prescribed by the Securities and Exchange Commission rules are not intended to forecast possible future appreciation, if any, of the Company's stock price. The closing price at December 31, 1998 of the Company's Common Stock was $0.24 per share.

        The following table sets forth the number of shares covered by exercisable and unexercisable options held by such executives on December 31, 1998, and the aggregate gains that would have been realized had these options been exercised on December 31, 1998, even though these options were not exercised, and the unexercisable options could not have been exercised, on December 31, 1998. The Company did not issue stock appreciation rights.

                         AGGREGATED OPTION/SAR EXERCISES
                             IN LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTIONS/SAR VALUES


                                                        Number of                 Value of Unexercised
                                                  Securities Underlying             in-the-Money
                                                       Unexercised                  Options/SARs
                  Shares                             Options/SARs at             at Fiscal Year End(a)
                  Acquired on      Value                FY-End(#)                       ($)
Name              Exercise $     Realized $   Exercisable     Unexercisable    Exercisable    Unexercisable
----              -----------    ----------   -----------     -------------    -----------    -------------
Garvin McMinn         --             --         800,000             --               --             --

Elwood Trotter        --             --         400,000             --               --             --

--------------
(a) Market value of shares covered by in-the-money options on December 31, 1998, less option exercise price. Options are in-the-money if the market value of the shares covered thereby is greater than the option exercise price based on the last trading day in 1998 of $0.24 per share.


THE COMPANY HAS NO LONG-TERM INCENTIVE PLANS AND NO AWARDS WERE MADE IN ITS LAST FISCAL YEAR

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        1. Wayne Case, a Director of the Company, also serves as the President and Chairman of the Board of Schmitt Industries, Inc. Schmitt acquired during fiscal 1998, and the first quarter of 1999, an aggregate of 13,757,156 Shares of the Company's Common Stock, from another principal shareholder. Shares of the Company's Common Stock, on a fully diluted basis, represent 14.8% of the Company's outstanding Common Stock.

        2. The Company issued 810,000 shares of its common stock in settlement of debt owed to Garvin McMinn during fiscal 1998.

        3. The Company issued 1,312,500 shares of common stock, through a private placement, to Variety Investments, Ltd., a company owned by Don Farrell (a former principal shareholder) during 1998. In December of 1998, 2,566,706 shares of common stock were issued in exchange for debt owed to Farrell Financial, a company owned by Don Farrell.

        4. The Company has employment agreements with three individuals: Garvin McMinn, Elwood Trotter and Janet Maxey. Summaries of the provisions under the agreements follow.

        Mr. McMinn has a five-year employment contract that was entered into July 1998. He receives $14,000 per month as Chairman and Chief Executive Officer. Under the terms of the agreement, the Company is obligated to pay 50% of monthly salary for a period of two years in case of permanent disability. It also allows for 18 months' compensation if the employment is terminated.

        Mr. Trotter has an employment contract that was entered into August 1994. He receives $8,000 per month as Vice-President Special Projects. Under the terms of the agreement, the Company is obligated to pay 50% of base salary plus insurance benefits for a period of two years in case of permanent disability. It also allows for 15 months' compensation if the employment is terminated.

        Ms. Maxey has a five-year employment contract that was entered into July 1998. She receives $3,574 per month as Chief Financial Officer. Under the terms of the agreement, the Company is obligated to pay 50% of monthly salary for a period of two years in case of permanent disability. It also allows for 18 months' compensation if the employment is terminated.

        5. Escrowed Shares. In 1991, 29 stockholders of the Company entered into an escrow agreement under which a total of approximately 4.5 million shares of the Company's common stock were placed in escrow. The shares are entitled to be released from escrow based on the performance of the Company as measured by cash flow (as defined by the agreement) and certain other conditions. The agreement specifies that the shares are to be released from escrow on a pro rata basis of the Company as measured by the Cumulative Cash Flow of the Company since January 1, 1990 not previously applied towards a release, divided by the earn-out price of $0.468 CDN. Cash flow is defined as net income or loss before tax, adjusted to add back expenses including depreciation, amortization of goodwill, expensed research and development costs and any other amounts permitted or required by the Vancouver Stock Exchange. The Cumulative Cash Flow is, at any time, the aggregate cash flow up to that time from a date no earlier than the Company's financial year-end immediately preceding, and no later than the company's financial year-end immediately following, the date the issuance of the performance shares is finally accepted by the Vancouver Stock Exchange, net of any negative cash flow. At the time that this agreement was entered into, the Company's common stock was traded on the Vancouver Stock Exchange. The Company de-listed itself from the Vancouver Stock Exchange and the last day it traded on the Vancouver Stock Exchange was July 22, 1998. While the shares are in escrow, the stockholders have waived their rights to receive dividends or participate in the distribution of assets upon a winding up of the Company. Any shares remaining in escrow at December 31, 1999 are to be canceled by the Company. As of December 31, 1998, all such shares remain in escrow. These shares are included in the number of shares outstanding in each of the two years ended 1998. However, management believes, although it cannot assure, that the conditions required in order to release the shares from escrow will not occur and that all of the shares will ultimately be canceled and returned to the Company. While the shares are in escrow, the stockholders have waived their rights to receive dividends or participate in the distribution of assets upon a winding up of the Company. Any shares remaining in escrow at December 31, 1999 are to be canceled by the Company. As of December 31, 1998, all such shares remain in escrow. These shares are included in the number of shares outstanding in each of the two years ended 1998. However, management believes, although it cannot assure, that the conditions required in order to release the shares from escrow will not occur and that all of the shares will ultimately be canceled and returned to the Company.

        6. The Board of Directors has proposed to the Company's shareholders at its Annual Meeting to be held on June 4, 1999, that the shareholders adopt resolutions giving the Board the discretion to reverse split the Company's Common Stock on a 1 for 10 basis, at such time over the succeeding 12 months as the Board of Directors determines. It is uncertain whether the shareholders will approve this proposal.

        7. The Value of Warrant Exercise Price. During 1998, 1997 and 1996, the Company issued 10,112,500, 10,375,039 and 7,477,778 shares of Common Stock through private placements. Each share issued had attached a share purchase warrant to purchase one additional share of Common Stock for a period of two years.

        During 1998 and 1997, the Company issued a total of 5,200,000 and 2,250,000 shares at various per share prices upon the exercise of warrants by various shareholders.

        In November 1998, the Company's Board of Directors revalued 22,487,539 outstanding warrants based on the fair value of the stock, and amended the exercise price to $0.15 per share up to the expiration date. From November 1998 to the present, 8,300,000 Warrants have been exercised.

        8. Conversion of Related Party Debt to Equity. The Company in 1997 converted a debt owed to Donald Farrell, an offshore former Director and through his offshore company, formerly a principal shareholder of the Company, in the amount of $126,000, 863,100 shares of the Company's Common Stock. In 1998, additional fees of $31,500 were incurred, and all remaining outstanding debt was settled in exchange for 2,566,706 shares of the Company's Common Stock issued in an offshore transaction, at $0.10 per share.

        In January 1997, the Company entered into an agreement with Variety Investments, Ltd., an offshore affiliate of Donald Farrell, by which the Company could borrow up to $150,000. Interest payments at 8.5% per annum were due monthly, and any borrowings are secured by the Company's assets. The outstanding loan payable became due and payable on June 1, 1998. In December 1998, the Company issued a total of 435,289 shares of its Common Stock at a value of $0.10 per share, in full settlement of the outstanding debt plus accrued interest, in an offshore transaction.

        Other than discussed above, the Company has no knowledge of any transaction or series of transactions, since January 1, 1998, or any currently proposed transaction, or series of transactions, to which the Company was or is to be party, in which the amount involved exceeds $60,000, involving management, any person owning 10% or more of the common stock, or any member of the immediate family of any of the foregoing persons.

        Management believes that the transactions with related parties were on terms as favorable as the Company would have obtained from unaffiliated parties.



                            ITEM 8. LEGAL PROCEEDINGS

        A former employee of the Company is seeking a severance payment of $101,500 alleging he is entitled to such a payment under terms of an employment agreement, which was voluntarily terminated in November 1998. The parties have agreed to arbitration scheduled to take place on a future date. The Company established a liability for the entire amount on December 31, 1998.

        Aside from the above, there is no litigation outstanding, and management is not aware of any potential claims which might be asserted.

                       ITEM 9. MARKET PRICE AND DIVIDENDS
                          ON REGISTRANT'S COMMON STOCK
                     EQUITY AND RELATED STOCKHOLDER MATTERS

        The Company's Common Stock traded on the Vancouver Stock Exchange in Vancouver, British Columbia, under the symbol "APT" until July 23, 1998. The symbol was changed on September 1, 1992 commensurate with a name change. The closing sales price as of July 22, 1998, the last day traded on the Vancouver Stock Exchange, was $0.14US

        The Company's Common Stock trades on the NASD Bulletin Board, under the symbol "AIRP". The closing sales price on April 5, 1999 was $0.19 bid and $0.20 ask.

        Set forth below is the high and low bid information in U.S. dollars for the Company's Common Stock for each full quarterly period within the two most recent fiscal years and the first quarter of 1999.

                                     High                 Low
        Period                       Bid                  Bid
        ------                       ---                  ---
        1st Quarter 1999            $0.26               $0.17
        4th Quarter 1998             0.29                0.07
        3rd Quarter 1998             0.22                0.10
        2nd Quarter 1998             0.24                0.12
        1st Quarter 1998             0.26                0.11

        4th Quarter 1997             0.46                0.20
        3rd Quarter 1997             0.36                0.17
        2nd Quarter 1997             0.22                0.16
        1st Quarter 1997             0.23                0.15

        At April 5, 1999, the Company had approximately 581 Shareholders of record.

        The Company has not paid a dividend since its incorporation, and management does not anticipate the Company will pay dividends in the near future.

                     ITEM 10.     RECENT SALES OF UNREGISTERED SECURITIES

                                          Class of      Nature                Amount
                            Amount        Persons to    of                    of                Exemption
Dates   Title                Sold         Whom Sold     Consideration         Consideration     Claimed
-----   -----                ----         ---------     -------------         -------------     -------
4/26/99 Common             1,600,000      1 Offshore    Cash                  $240,000           Reg S
        Stock(3)                          Accredited
                                          Investor

1/28/99 Common             2,466,667      1 Offshore    Cash                  $370,000           Rule 504
        Stock(3)                          Accredited
                                          Investor

1/28/99 Common             33,333         1 Offshore     Cash                 $5,000             Reg S
        Stock                             Accredited
                                          Investor


1/15/99 Common Stock       1,500,000      1 Offshore     Cash                 $150,000           Reg S
        & Warrants                        Accredited
        (On a 1 for 1                     Investors
        basis)

1/15/99 Common Stock       500,000        1 Accredited   Cash                  $68,000            Section 4(2)
        & Warrants                        U.S. Investor
        (On a 1 for 1
        basis)

________________________________________________________________________________________________________________


12/21/  Common             4,200,000      1 Offshore     Cash                  $630,000           Rule 504
98      Stock (3)                         Accredited
                                          Investor

9/98 -
12/98   Common Stock       10,431,561     Ten            Conversion of         $1,066,572         Reg S
                                          Offshore       Debt to Equity
                                          Accredited
                                          Investors

9/98    Common Stock       208,387        1 Accredited   Conversion of         $25,000            Section 4(2)
                                          U.S. Investor  Debt to Equity

9/11/98 Common
        Stock(3)           1,000,000      1 Offshore     Cash                  $125,475           Reg S
                                          Accredited
                                          Investor

1/98 -  Common Stock       8,112,500      4 Offshore     Cash                  $985,657           Reg S
12/98   and Warrants                      Accredited
        (On a 1 for 1                     Investors
        basis)

___________________________________________________________________________________________________________________


11/4/97 Common Stock       369,209        1 U.S.         Cash                  $99,723            Section 4(2)
        & Warrants(2)                     Accredited
        (On a 1 for 1                     Investor
        basis)

5/97 -  Common             2,250,000      3 Offshore     Cash                  $365,117           Reg S
11/97   Stock(3)                          Accredited
                                          Investors

1/97 -  Common Stock       1,809,580      Three          Conversion of         $288,907           Reg S
7/97                                      Offshore       Debt to Equity
                                          Accredited
                                          Investors

1/97 -  Options to         57,500         Four            Bonus                 $9,539             Section 4(2)
12/97   Acquire                           Sophisticated   Consideration
        Common Stock                      Employees, all  to Employees
                                          Sophisticated
5/97    Convertible(1)      2,300,000     1 Offshore       Cash                $1,250,000          Reg S
        Debenture                         Debenture        Accredited
                                          Investor

1/97 -  Common Stock       10,005,830     4 Offshore      Cash                 $834,645            Reg S
11/97   and Warrants(2)                   Accredited
        (On a 1 for 1                     Investors
        basis

_________________________________________________________________________________________________________________


5/96    Common              7,477,778     8 Offshore       Cash                $1,235,638          Reg S
12/96   Shares (2)                        Accredited
        and Warrants                      Investors
        (On a 1 for 1
        basis)

7/96    Common Stock        293,743        2 Offshore      Conversion of       $108,555            Reg S
                                           Accredited      Debt to Equity
                                           Investors





(1) 1,250,000 of the debt was converted on May 29, 1997, to 2,300,000 shares of Common Stock plus 2,300,000 Warrants exercisable at $0.15 per share, and expiring on May 29, 1999.

(2) Each Warrant provides the right to acquire one share of Common Stock at $0.15, and has a two year term.

(3) Issued in connection with the exercise of Warrants previously placed with offshore investors.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

        The Company has only one type of security, Common Stock with par value equal to U.S.$0.001. There are 100,000,000 authorized shares of Common Stock of which 70,714,087 shares were issued/outstanding as of December 31, 1998.

          The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Capital Stock. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any preferred stock that might be issued in the future. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and nonassessable.

               ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Delaware General Corporation Law, under which the Company is incorporated, gives a corporation the power to indemnify any of its directors, officers, employees, or agents who are sued by reason of their service in such capacity to the corporation provided that the director, officer, employee, or agent acted in good faith and in a manner he believed to be in or not opposed to the best interests of the corporation. With respect to any criminal action, he must have had no reasonable cause to believe his conduct was unlawful.

        INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS AND CONTROLLING PERSONS OF THE REGISTRANT PURSUANT TO THE FOREGOING PROVISIONS OR OTHERWISE, THE REGISTRANT HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS, THEREFORE, UNENFORCEABLE, IN THE EVENT THAT A CLAIM FOR INDEMNIFICATION AGAINST SUCH LIABILITIES (OTHER THAN THE PAYMENT BY THE REGISTRANT OF EXPENSES INCURRED OR PAID BY A DIRECTOR, OFFICER OR CONTROLLING PERSON OF THE REGISTRANT IN THE SUCCESSFUL DEFENSE OF ANY ACTION, SUIT OR PROCEEDING) IS ASSERTED BY SUCH DIRECTOR, OFFICER OR CONTROLLING PERSON IN CONNECTION WITH THE SECURITIES BEING REGISTERED, THE REGISTRANT WILL, UNLESS IN THE OPINION OF ITS COUNSEL THE MATTER HAS BEEN SETTLED BY CONTROLLING PRECEDENT, SUBMIT TO A COURT OF APPROPRIATE JURISDICTION THE QUESTION WHETHER SUCH INDEMNIFICATION BY IT IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND WILL BE GOVERNED BY THE FINAL ADJUDICATION OF SUCH ISSUE.

                          ITEM 13. FINANCIAL STATEMENTS
                             AND SUPPLEMENTARY DATA


                             SEE INDEX AT (ITEM 15),
                        FINANCIAL STATEMENTS AND EXHIBITS

                      ITEM 14. CHANGES IN AND DISAGREEMENTS
                               WITH ACCOUNTANTS ON
                       ACCOUNTING AND FINANCIAL DISCLOSURE

        The Company appointed BDO Seidman, LLP, as independent accountants and dismissed its former accountants, Hein + Associates LLP on November 30, 1998. Both the former auditor's report and the current auditor's report contain a going concern qualification. There were no other disclaimers or qualifications.

        The decision to change accountants was made by the Company's Board of Directors.

        During the Company's two most recent fiscal years, and any subsequent interim period preceding such resignation of its former outside accountants, there were no disagreements with such former accountant on any matter.

        The Company did not consult with BDO Seidman, LLP regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered or any other accounting, auditing or financial reporting issues during the Company's two most recent fiscal years and any subsequent interim period prior to engaging BDO Seidman, LLP.

                   ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS


        (a)    Financial Statements

               Reports of Independent Certified Public Accountants

               Consolidated Financial Statements
                      Balance Sheets as of December 31, 1998 and 1997;
                      Statement of Operations for the years ended December 31, 1998, 1997 and 1996; Statement of Stockholders' Equity for the years ended December 31, 1998, 1997 and 1996; Statement of Cash Flows for the years ended December 31, 1998, 1997 and 1996

               Notes to Consolidated Financial Statements

        (b) Exhibits Required by Item 601 of Regulation SK.

               3(i)   Articles of Incorporation
               3(ii)  Bylaws

               4 Instruments defining rights of security holders, including indentures.

                      None.

               9      Voting Trust Agreement

                      None

               10     Material Contracts

                     (a)     Lease Agreement for plant facilities

                     (b)     Employment Contract with CEO Garvin McMinn

                     (c)     Employment Contract with CFO Janet Maxey

                     (d)     Employment Contract with Vice President Elwood
                             Trotter

                     (e) Form of Option Certificate delivered to certain Key Employees in connection with the Grant of Individual Options to said Employees

                     (f) Patent Royalty Agreement between Puff Pac, Ltd. (the Company's predecessor), and Puff Pac People.

               16     Letter re Change in Certifying Accountant

               21     Subsidiaries of the Registrant

                      Name                         Domicile
                      ----                         --------

                      Puff Pac Industries
                      (Canada) Inc. (inactive)      Canada

               27     Financial Data Schedule

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AIR PACKAGING
                                  TECHNOLOGIES, INC.


                                  /s/ Garvin McMinn
                                  ----------------------------------------------
                                  Garvin McMinn
Date: May 3, 1999                 Chief Executive Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been duly signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature                                   Title                     Date
---------                                   -----                     ----
/s/ Garvin McMinn                Chairman of the Board,
---------------------------      Director, and
Garvin McMinn                    Chief Executive Officer          May 3, 1999



/s/ Elwood Trotter               Vice President and a             May 3, 1999
---------------------------      Director
Elwood C. Trotter

/s/ Janet Maxey                  Chief Financial Officer          May 4, 1999
---------------------------
Janet Maxey

/s/ Garry Newman                 Vice President                   May 3, 1999
---------------------------
Garry Newman

/s/ Carl Stadelhofer             Director                         May 6, 1999
---------------------------
Carl Stadelhofer

/s/ Wayne Case                   Director                         May 6, 1999
---------------------------
Wayne Case

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                                    CONTENTS



REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                         F-1


CONSOLIDATED FINANCIAL STATEMENTS

     Balance Sheets as of December 31, 1998 and 1997                        F-3

     Statements of Operations for the years ended December 31, 1998,
       1997 and 1996                                                        F-5

     Statements of Stockholders' Equity (Deficit) for the years ended
          December 31, 1998, 1997 and 1996                                  F-6

     Statements of Cash Flows for the years ended December 31, 1998,
       1997 and 1996                                                        F-7


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                  F-9

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Stockholders and Board of Directors
Air Packaging Technologies, Inc.
Valencia, California


We have audited the accompanying consolidated balance sheet of Air Packaging Technologies, Inc. and Subsidiary as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Air Packaging Technologies, Inc. and Subsidiary at December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                       /s/ BDO Seidman, LLP




Los Angeles, California
March 12, 1999

                          INDEPENDENT AUDITOR'S REPORT


The Stockholders and Board of Directors
Air Packaging Technologies, Inc.
Valencia, CA

We have audited the accompanying consolidated balance sheet of Air Packaging Technologies, Inc. and subsidiaries as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Air Packaging Tehnologies, Inc. and subsidiaries as of December 31, 1997, and results of their operations and their cash flows for the years ended December 31, 1997 and 1996 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 3. The financial statements do not include any adjustments relating to the recoverability and classification of reported asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.


/S/HEIN + ASSOCIATES LLP

HEIN + ASSOCIATES LLP
Certified Public Accountants

Orange, California
March 30, 1998

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS


December 31,                                                     1998               1997
----------------------------------------------------------------------------------------
ASSETS (Note 8)

CURRENT ASSETS
    Cash and cash equivalents                               $  125,799        $   59,462
    Trade receivables, net of allowance for doubtful
      accounts of $5,130 and $3,900 (Note 15)                   96,852            34,566
    Inventories (Note 4)                                       408,643           156,455
    Advances and prepaids                                       75,134             4,662
----------------------------------------------------------------------------------------

Total current assets                                           706,428           255,145

PROPERTY AND EQUIPMENT, net (Note 5)                           810,458           540,660

INTANGIBLE ASSETS, net (Note 6)                                233,609           275,042

DEPOSITS                                                        60,100            66,874
----------------------------------------------------------------------------------------

Total assets                                                $1,810,595        $1,137,721
========================================================================================

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS


December 31,                                                         1998                 1997
----------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued expenses (Note 11)          $    275,882         $    684,078
    Accrued officers' salaries                                         --                1,232
    Due to related party (Note 7)                                      --              160,462
    Loan payable - related party (Note 8)                              --               38,128
    Current portion of notes payable (Note 10)                         --               81,500
----------------------------------------------------------------------------------------------

Total current liabilities                                         275,882              965,400
----------------------------------------------------------------------------------------------

    Other                                                              --               39,500
----------------------------------------------------------------------------------------------

Total liabilities                                                 275,882            1,004,900
----------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Note 14)

STOCKHOLDERS' EQUITY (Notes 12 and 14)
    Common stock, $.001 par value, 100,000,000 shares
      authorized; 70,714,087 and 44,761,639 shares
     issued and outstanding                                        70,714               44,762
    Additional paid-in capital                                 19,420,979           16,321,392
    Accumulated deficit                                       (17,956,980)         (16,233,333)
----------------------------------------------------------------------------------------------

Total stockholders' equity                                      1,534,713              132,821
----------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                   $  1,810,595         $  1,137,721
==============================================================================================



          See accompanying notes to consolidated financial statements.

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS



Years ended December 31,                                                    1998                 1997                 1996
--------------------------------------------------------------------------------------------------------------------------
REVENUES (Note 15)
      Sales                                                         $    722,268         $    340,624         $    431,655
      Sales of discontinued products                                          --                   --              208,419
--------------------------------------------------------------------------------------------------------------------------

TOTAL REVENUES                                                           722,268              340,624              640,074

COST OF SALES                                                            566,837              592,544              705,707
--------------------------------------------------------------------------------------------------------------------------

GROSS PROFIT (LOSS)                                                      155,431             (251,920)             (65,633)
--------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES:
      Sales, general and administrative                                1,967,932            1,572,619            1,002,150
      Research and development                                             7,371                3,322               47,010
--------------------------------------------------------------------------------------------------------------------------

Total operating expenses                                               1,975,303            1,575,941            1,049,160
--------------------------------------------------------------------------------------------------------------------------

LOSS FROM OPERATIONS                                                  (1,819,872)          (1,827,861)          (1,114,793)
--------------------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE):
      Interest expense                                                  (153,470)             (17,934)             (71,927)
      Interest income                                                      3,433                2,010                3,309
      Other income                                                         2,243               19,586               10,571
--------------------------------------------------------------------------------------------------------------------------

TOTAL OTHER INCOME (EXPENSE)                                            (147,794)               3,662              (58,047)
--------------------------------------------------------------------------------------------------------------------------

LOSS BEFORE EXTRAORDINARY ITEM                                        (1,967,666)          (1,824,199)          (1,172,840)

EXTRAORDINARY ITEM - GAIN ON
  RESTRUCTURING OF PAYABLES (Note 11)                                    244,019                   --                   --
--------------------------------------------------------------------------------------------------------------------------

NET LOSS                                                            $ (1,723,647)        $ (1,824,199)        $ (1,172,840)
==========================================================================================================================

LOSS PER COMMON SHARE - BASIC AND DILUTED
      Loss before extraordinary item                                $      (.043)        $      (.059)        $      (.061)
      Extraordinary item                                            $       .005         $         --         $          -
      Net loss                                                      $      (.038)        $      (.059)        $      (.061)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC
      AND DILUTED                                                     45,066,084           30,693,624           19,313,760
==========================================================================================================================



          See accompanying notes to consolidated financial statements.

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                    Common Stock               Additional
                                             -------------------------          Paid-In          Accumulated
                                               Shares          Amount           Capital             Deficit               Total
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, January 1, 1996                     20,181,178        $20,181        $11,692,461        $(13,236,294)        $(1,523,652)

Net cash proceeds from private
  placements (Note 12)                        7,477,778          7,478          1,009,235                  --           1,016,713
Debt for equity exchange
  (Note 12)                                     310,564            311            110,659                  --             110,970
Net loss                                             --             --                 --          (1,172,840)         (1,172,840)
---------------------------------------------------------------------------------------------------------------------------------

BALANCE, December 31, 1996                   27,969,520         27,970         12,812,355         (14,409,134)         (1,568,809)
Net cash proceeds from private
  placements (Note 12)                       10,375,039         10,376          1,580,343                  --           1,590,719
Debt for equity exchange
  (Notes 7 and 12)                            1,809,580          1,809            285,477                  --             287,286
Conversion of debenture (Note 9)              2,300,000          2,300          1,247,700                  --           1,250,000
Exercise of options (Note 12)                    57,500             58              8,089                  --               8,147
Exercise of warrants (Note 12)                2,250,000          2,249            343,978                  --             346,227
Stock-based compensation (Note 12)                   --             --             43,450                  --              43,450
Net loss                                             --             --                 --          (1,824,199)         (1,824,199)
---------------------------------------------------------------------------------------------------------------------------------

BALANCE, December 31, 1997                   44,761,639         44,762         16,321,392         (16,233,333)            132,821
Net cash proceeds from private
  placements (Note 12)                       10,112,500         10,113            914,480                  --             924,593
Debt for equity exchange
  (Notes 7, 8, 10 and 12)                    10,639,948         10,639          1,073,534                  --           1,084,173
Exercise of warrants (Notes 9 and 12)         5,200,000          5,200            738,427                  --             743,627
Stock-based compensation (Note 12)                   --             --            247,073                  --             247,073
Revaluation of warrants (Note 12)                    --             --            126,073                  --             126,073
Net loss                                             --             --                 --          (1,723,647)         (1,723,647)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, December 31, 1998                   70,714,087        $70,714        $19,420,979        $(17,956,980)        $ 1,534,713
=================================================================================================================================



          See accompanying notes to consolidated financial statements.

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Years ended December 31,                                                  1998                1997                1996
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net loss                                                     $(1,723,647)        $(1,824,199)        $(1,172,840)
      Adjustments to reconcile net loss to net cash used in
        operating activities:
           Depreciation and amortization                               219,064             150,400             209,124
           Provision for doubtful accounts                                  --              (2,037)            (13,559)
           Inventory reserve                                                --              97,202              73,000
           Stock-based compensation expense                            247,073              43,450                  --
           Expense on revaluation of warrants                          126,073                  --                  --
           Extraordinary gain on restructuring of payables            (244,019)                 --                  --
           Gain on sale of property and equipment                           --              (6,742)                 --
           Increase (decrease) from changes in:
                Trade receivables                                      (62,286)              3,730             (10,237)
                Inventories                                           (252,188)           (123,211)            132,231
                Advances and prepaids                                  (70,472)                356               1,548
                Deposits                                                 6,774             (51,594)              1,696
                Accounts payable and accrued liabilities               159,306             171,981             (81,058)
                Accrued officers' salaries                              (1,232)            (24,794)            (56,536)
                Due to related party                                        --             126,000             118,560
                Other liabilities                                      (39,500)                 --                  --
----------------------------------------------------------------------------------------------------------------------

Net cash used in operating activities                               (1,635,054)         (1,435,384)           (798,071)
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Proceeds from sale of property and equipment                          --               7,000                  --
      Purchases of property and equipment                             (413,765)           (528,193)            (29,811)
      Patent expenditures                                              (33,664)            (37,788)            (39,113)
----------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                 (447,429)           (558,981)            (68,924)
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Net proceeds from private placements                             924,593           1,590,719           1,016,713
      Net proceeds from exercise of warrants                           743,627             346,227                  --
      Net proceeds from exercise of options                                 --               8,147                  --
      Proceeds from loan payable - related party                            --              38,128                  --
      Proceeds from notes payable                                      521,000              50,000                  --
      Payment on note payable                                          (33,000)            (31,000)           (137,500)
      Costs associated with debt conversion                             (7,400)                 --                  --
----------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                            2,148,820           2,002,221             879,213
----------------------------------------------------------------------------------------------------------------------

NET INCREASE IN CASH                                                    66,337               7,856              12,218

CASH, at beginning of year                                              59,462              51,606              39,388
----------------------------------------------------------------------------------------------------------------------

CASH, at end of year                                               $   125,799         $    59,462         $    51,606
======================================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

The Company paid interest in the amount of $0, $43,205 and $25,750 during 1998, 1997 and 1996, respectively. The Company paid income taxes in the amount of $800, $800 and $2,400 during 1998, 1997 and 1996, respectively.

During 1997, $3,528 of interest was capitalized for construction of property and equipment.

During 1998, 1997 and 1996, the Company exchanged $1,084,073, $287,286 and
$110,970, respectively, of debt for 10,639,948, 1,809,580 and 310,564 shares of common stock (see Notes 7, 8, 10 and 12).

During 1997, the convertible debenture with a balance of $1,250,000 was converted into 2,300,000 shares of common stock of the Company at the exercise price of $0.54 per share and 2,300,000 detachable nontransferable warrants (see
Note 9).

During the years ended December 31, 1998 and 1997, the Company recorded $187,073 and $43,450, respectively, representing compensation in conjunction with stock options (see Note 12).

During 1998, the Company issued 810,000 shares to an employee in satisfaction of accrued compensation in the amount of $81,000 (Note 12).

During 1998, the Company's board of directors revalued 22,487,539 outstanding warrants to their fair value. As a result, expense of $126,073 was recorded in the current year (see Note 12).
================================================================================


          See accompanying notes to consolidated financial statements.

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.        NATURE OF OPERATIONS            Air Packaging Technologies, Inc. (the
                                          "Company") and Subsidiary develops,
                                          manufactures and distributes
                                          inflatable commercial packaging
                                          systems and inflatable gift wrap
                                          products. During 1992, the Company
                                          changed its name from Puff Pac
                                          Industries, Inc. to Air Packaging
                                          Technologies, Inc. As of December 31,
                                          1995, the Company decided to focus on
                                          its commercial packaging product line
                                          and therefore wrote down inventory
                                          relating to gift wrap products to its
                                          liquidation value as of December 31,
                                          1995 and completed liquidating the
                                          inventory during 1996.

2.        SUMMARY OF SIGNIFICANT          PRINCIPLES OF CONSOLIDATION
          ACCOUNTING
          POLICIES                        The consolidated financial statements
                                          include the accounts of Air Packaging
                                          Technologies, Inc. and its
                                          wholly-owned foreign subsidiary. All
                                          significant intercompany balances and
                                          transactions have been eliminated in
                                          consolidation.

                                          BASIS OF PRESENTATION

                                          The consolidated financial statements
                                          have been prepared in accordance with
                                          United States generally accepted
                                          accounting principles (GAAP).

                                          REVENUE RECOGNITION

                                          Revenue is recognized upon shipment of
                                          products.

                                          CASH EQUIVALENTS

                                          For purposes of the statements of cash
                                          flows, the Company considers all
                                          highly liquid investments purchased
                                          with an original maturity of three
                                          months or less to be cash equivalents.

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



2.        SUMMARY OF SIGNIFICANT          PROPERTY AND EQUIPMENT
          ACCOUNTING
          POLICIES                        Property and equipment are stated at
          (CONTINUED)                     cost. Depreciation of property and
                                          equipment is calculated using the
                                          straight-line method over the
                                          estimated useful lives (ranging from 3
                                          to 5 years) of the respective assets.
                                          The cost of normal maintenance and
                                          repairs is charged to operating
                                          expenses as incurred. Material
                                          expenditures which increase the life
                                          of an asset are capitalized and
                                          depreciated over the estimated
                                          remaining useful life of the asset.
                                          The cost of properties sold, or
                                          otherwise disposed of, and the related
                                          accumulated depreciation or
                                          amortization are removed from the
                                          accounts, and any gains or losses are
                                          reflected in current operations.

                                          INTANGIBLE ASSETS

                                          Patents, trademarks, and rights to
                                          patent and trademark royalties are
                                          carried at cost less accumulated
                                          amortization which is calculated on a
                                          straight-line basis over ten years,
                                          the estimated useful lives of the
                                          assets. The Company periodically
                                          reviews intangible assets for
                                          impairment where the fair value is
                                          less than the carrying value.

                                          INCOME TAXES

                                          The Company provides for income taxes
                                          in accordance with Statement of
                                          Financial Accounting Standards No. 109
                                          ("SFAS 109"), "Accounting for Income
                                          Taxes". SFAS 109 requires a company to
                                          use the asset and liability method of
                                          accounting for income taxes.

                                          Under the asset and liability method,
                                          deferred income taxes are recognized
                                          for the tax consequences of "temporary
                                          differences" by applying enacted
                                          statutory tax rates applicable to
                                          future years to differences between
                                          the financial statement carrying
                                          amounts and the tax bases of existing
                                          assets and liabilities. A valuation
                                          allowance is provided when management
                                          cannot determine whether it is more
                                          likely than not that the deferred tax
                                          asset will be realized. Under SFAS
                                          109, the effect on deferred income
                                          taxes of a change in tax rates is
                                          recognized in income in the period
                                          that includes the enactment date.

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



2.        SUMMARY OF SIGNIFICANT          TRANSLATION OF FOREIGN CURRENCIES
          ACCOUNTING
          POLICIES                        The reporting currency for the Company
          (CONTINUED)                     is the United States dollar. All
                                          amounts in the accompanying financial
                                          statements and notes are in United
                                          States dollars.

                                          Non-U.S. assets and liabilities are
                                          translated into U.S. dollars using the
                                          year-end exchange rates except for
                                          prepayments, property, other long-term
                                          assets and stockholders' equity
                                          accounts, which are translated at
                                          rates in effect when these assets were
                                          acquired. Revenues and expenses are
                                          translated at average rates during the
                                          year. Net translation gains (losses)
                                          of approximately $(1,250), $700 and
                                          $1,900 have been charged to operations
                                          during 1998, 1997 and 1996,
                                          respectively.

                                          INVENTORY

                                          Inventory, which consists of raw
                                          material, work in progress, and
                                          finished goods, is valued at the lower
                                          of cost or market. Cost is determined
                                          by the first-in, first-out (FIFO)
                                          method.

                                          IMPAIRMENT OF LONG-LIVED ASSETS

                                          Statement of Financial Accounting
                                          Standards No. 121, "Accounting for the
                                          Impairment of Long-Lived Assets and
                                          Long-Lived Assets to be Disposed Of,"
                                          established guidelines regarding when
                                          impairment losses on long-lived
                                          assets, which include plant and
                                          equipment and certain identifiable
                                          intangible assets, should be
                                          recognized and how impairment losses
                                          should be measured. The Company
                                          periodically reviews such assets for
                                          possible impairments and expected
                                          losses, if any, are recorded
                                          currently.

                                          STOCK-BASED COMPENSATION

                                          The Company adopted Statement of
                                          Financial Accounting Standards No.
                                          123, "Accounting for Stock-Based
                                          Compensation" ("SFAS 123"), as of
                                          January 1, 1996, which establishes a
                                          fair value method of accounting for
                                          stock-based compensation plans. In
                                          accordance with SFAS 123, the Company
                                          has chosen to continue to account for
                                          stock-based compensation utilizing the
                                          intrinsic value method prescribed in
                                          APB 25. Accordingly, compensation cost
                                          for stock options is measured as the
                                          excess, if any, of the fair market
                                          price of the Company's stock at the
                                          date of grant over the amount an
                                          employee must pay to acquire the
                                          stock.

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



2.        SUMMARY OF SIGNIFICANT          Also, in accordance with SFAS 123, the
          ACCOUNTING POLICIES             Company has provided footnote
          (CONTINUED)                     disclosure with respect to stock-based
                                          employee compensation. The cost of
                                          stock-based employee compensation is
                                          measured at the grant date based on
                                          the value of the award and is
                                          recognized over the service period.
                                          The value of the stock-based award is
                                          determined using a pricing model
                                          whereby compensation cost is the
                                          excess of the fair value of the stock
                                          as determined by the model at grant
                                          date or other measurement date over
                                          the amount an employee must pay to
                                          acquire the stock.

                                          CONCENTRATIONS OF CREDIT RISK

                                          Credit risk represents the accounting
                                          loss that would be recognized at the
                                          reporting date if counterparties
                                          failed completely to perform as
                                          contracted. Concentrations of credit
                                          risk (whether on or off balance sheet)
                                          that arise from financial instruments
                                          exist for groups of customers or
                                          groups of counterparties when they
                                          have similar economic characteristics
                                          that would cause their ability to meet
                                          contractual obligations to be
                                          similarly effected by changes in
                                          economic or other conditions described
                                          below. In accordance with FASB
                                          Statement No. 105, "Disclosure of
                                          Information about Financial
                                          Instruments with Off-Balance-Sheet
                                          Risk and Financial Instruments with
                                          Concentrations of Credit Risk," the
                                          credit risk amounts shown in Note 15
                                          do not take into account the value of
                                          any collateral or security.

                                          FAIR VALUE OF FINANCIAL INSTRUMENTS

                                          The estimated fair values for
                                          financial instruments under Statement
                                          of Financial Accounting Standards No.
                                          107, "Disclosures about Fair Value of
                                          Financial Instruments," are determined
                                          at discrete points in time based on
                                          relevant market information. These
                                          estimates involve uncertainties and
                                          cannot be determined with precision.
                                          The estimated fair values of the
                                          Company's financial instruments, which
                                          includes all cash, accounts
                                          receivables, accounts payable,
                                          long-term debt, and other debt,
                                          approximates the carrying value in the
                                          consolidated financial statements at
                                          December 31, 1998 and 1997 as a result
                                          of their short term nature, or due to
                                          the interest rates approximating the
                                          Company's effective borrowing rates.

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



2.        SUMMARY OF SIGNIFICANT          EARNINGS (LOSS) PER SHARE
          ACCOUNTING
          POLICIES                        The Company  adopted Statement of
          (CONTINUED)                     Financial Accounting Standards No. 128
                                          ("SFAS 128"), "Earnings Per Share,"
                                          during 1997. SFAS 128 requires
                                          presentation of basic and diluted
                                          earnings per share. Basic earnings
                                          (loss) per share is computed by
                                          dividing income (loss) available to
                                          common shareholders by the weighted
                                          average number of common shares
                                          outstanding for the reporting period.
                                          Diluted earnings per share reflects
                                          the potential dilution that could
                                          occur if securities or other
                                          contracts, such as stock options, to
                                          issue common stock were exercised or
                                          converted into common stock, but does
                                          not include the impact of these
                                          dilutive securities that would be
                                          antidilutive. During the three years
                                          ended December 31, 1998, these
                                          dilutive securities were antidilutive.
                                          All prior period weighted average and
                                          per share information had no effect on
                                          the amounts presented in accordance
                                          with SFAS 128.

                                          Options and warrants to purchase
                                          22,157,539, 21,700,317 and 9,278,611
                                          shares were outstanding during the
                                          years ended 1998, 1997 and 1996,
                                          respectively, but were not included in
                                          the computation of diluted loss per
                                          common share because the effect would
                                          be antidilutive.

                                          The Company has 4,460,423 shares in
                                          escrow to be released upon the
                                          satisfaction of certain conditions,
                                          and are included in the number of
                                          shares outstanding in each of the two
                                          years ended 1998. However, these
                                          shares have been excluded from the
                                          computation of basic and diluted loss
                                          per share for each of the three years
                                          ended 1998 as the necessary conditions
                                          have not been satisfied (see Note 14).

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



2.        SUMMARY OF SIGNIFICANT          COMPREHENSIVE INCOME
          ACCOUNTING
          POLICIES                        During the year ended December 31,
          (CONTINUED)                     1998, the Company adopted Statement of
                                          Financial Accounting Standards No.
                                          130, "Reporting Comprehensive Income,"
                                          ("SFAS 130") issued by the FASB as it
                                          is effective for financial standards
                                          with fiscal years beginning after
                                          December 15, 1997. SFAS 130
                                          establishes standards for reporting
                                          and display of comprehensive income
                                          and its components in a full set of
                                          general-purpose financial statements.
                                          Comprehensive income is comprised of
                                          net income and all changes to
                                          stockholders' equity except those due
                                          to investments by owners and
                                          distribution to owners. The Company
                                          does not have any components of
                                          comprehensive income for each of the
                                          years ended December 31, 1998, 1997
                                          and 1996. Adoption of SFAS 130 did not
                                          have an impact on the Company's
                                          financial position, results of
                                          operations and cash flows.

                                          SEGMENTS OF AN ENTERPRISE

                                          During the year ended December 31,
                                          1998, the Company adopted Statement of
                                          Financial Accounting Standards No.
                                          131, "Disclosures about Segments of an
                                          Enterprise and Related Information,"
                                          ("SFAS 131") issued by the FASB and is
                                          effective for financial statements
                                          with fiscal years beginning after
                                          December 15, 1997. SFAS 131 requires
                                          that public companies report certain
                                          information about operating segments,
                                          products, services and geographical
                                          areas in which they operate. At
                                          December 31, 1998, the Company did not
                                          report any segment information as
                                          operations and business activity are
                                          considered one unit. Adoption of SFAS
                                          131 did not have an impact on the
                                          Company's financial position, results
                                          of operations and cash flows.

                                          USE OF ESTIMATES IN THE PREPARATION OF
                                          FINANCIAL STATEMENTS

                                          The preparation of the Company's
                                          consolidated financial statements in
                                          conformity with generally accepted
                                          accounting principles requires the
                                          Company's management to make estimates
                                          and assumptions that affect the
                                          reported amounts of assets and
                                          liabilities and disclosure of
                                          contingent assets and liabilities at
                                          the date of the financial statements
                                          and the reported amounts of revenues
                                          and expenses during the reporting
                                          period. Actual results could differ
                                          from those estimates.

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



2.        SUMMARY OF SIGNIFICANT          NEW ACCOUNTING PRONOUNCEMENTS
          ACCOUNTING
          POLICIES                        Statement of Financial Accounting
          (CONTINUED)                     Standards No. 132 ("SFAS 132"),
                                          "Employers' Disclosures about Pensions
                                          and Other Postretirement Benefits,"
                                          issued by the Financial Accounting
                                          Standards Board is effective for
                                          financial statements with fiscal years
                                          beginning after December 15, 1997.
                                          This statement revises employers'
                                          disclosures about pension and other
                                          postretirement benefit plans. It does
                                          not change the measurement or
                                          recognition of those plans. Adoption
                                          of SFAS 132 did not have an impact on
                                          its financial position, results of
                                          operations and cash flows.

                                          Statement of Financial Accounting
                                          Standards No. 133 ("SFAS 133"),
                                          "Accounting for Derivative Instruments
                                          and Hedging Activities," issued by the
                                          Financial Accounting Standards Board
                                          is effective for fiscal years
                                          beginning after June 15, 1999. SFAS
                                          133 requires companies to recognize
                                          all derivative contracts as either
                                          assets or liabilities in the balance
                                          sheet and to measure them at fair
                                          value. If certain conditions are met,
                                          a derivative may be specifically
                                          designated as a hedge, the objective
                                          of which is to match the timing of
                                          gain or loss recognition on the
                                          hedging derivative with the
                                          recognition of (i) the changes in the
                                          fair value of the hedged asset or
                                          liability that are attributable to the
                                          hedged risk or (ii) the earnings
                                          effect of the hedged forecasted
                                          transaction. For a derivative not
                                          designated as a hedging instrument,
                                          the gain or loss is recognized in
                                          income in the period of change. The
                                          Company does not expect adoption of
                                          SFAS 133 to have an effect on its
                                          financial position, or results of
                                          operations and any effect will be
                                          limited to the form and content of its
                                          disclosures.

                                          RECLASSIFICATIONS

                                          Certain reclassifications have been
                                          made to the prior year statements to
                                          conform to the 1998 presentation. Such
                                          reclassifications had no effect on the
                                          previously reported net loss.

3.        LIQUIDITY AND GOING CONCERN     The accompanying consolidated
                                          financial statements have been
                                          prepared assuming that the Company
                                          will continue as a going concern,
                                          which contemplates the realization of
                                          assets and the satisfaction of
                                          liabilities in the normal course of
                                          business. However, there is
                                          substantial doubt about the Company's
                                          ability to

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.        LIQUIDITY AND GOING CONCERN     continue as a going concern because of
          (CONTINUED)                     the magnitude of its losses  during
                                          the past three years, ($1,723,647),
                                          ($1,824,199) and ($1,172,840) in 1998,
                                          1997 and 1996, and an accumulated
                                          deficit of ($17,956,980) at December
                                          31, 1998. The Company's continued
                                          existence is dependent upon its
                                          ability to raise substantial capital,
                                          to increase sales, to significantly
                                          improve operations, and ultimately
                                          become profitable.

                                          The Company believes that future
                                          investments and certain sales-related
                                          efforts will provide sufficient cash
                                          flow for it to continue as a going
                                          concern in its present form. However,
                                          there can be no assurance that the
                                          Company will achieve such results.
                                          Accordingly, the consolidated
                                          financial statements do not include
                                          any adjustments related to the
                                          recoverability and classification of
                                          recorded asset amounts or the amount
                                          and classification of liabilities or
                                          any other adjustments that might be
                                          necessary should the Company be unable
                                          to continue as a going concern.

4. INVENTORIES                            Inventories consist of the following
                                          at:

December 31,                                         1998                   1997
--------------------------------------------------------------------------------
Raw materials                                    $350,147               $118,009
Work-in-process                                    23,703                 14,974
Finished goods                                     34,793                 23,472
--------------------------------------------------------------------------------
                                                 $408,643               $156,455
================================================================================

                                          The above balances are presented net
                                          of total inventory reserves of
                                          approximately $63,000 and $154,000 in
                                          1998 and 1997, respectively.

                                          In 1997 and 1996, the Company wrote
                                          down inventory by approximately
                                          $97,000 and $73,000, respectively, to
                                          reflect lower of cost or market
                                          pricing.

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



5.        PROPERTY                        Property and equipment consist of the
          AND EQUIPMENT                   following:


December 31,                                           1998                 1997
--------------------------------------------------------------------------------
Manufacturing equipment                          $1,639,469           $  979,028
Dies and molds                                      166,866              153,399
Computer equipment                                   62,673               63,782
Quality control lab                                 102,035                   --
Office equipment                                    100,237               56,654
Vehicles                                             12,730               12,730
Construction in Progress                                 --              404,652
--------------------------------------------------------------------------------

                                                  2,084,010            1,670,245

Less accumulated depreciation                     1,273,552            1,129,585
--------------------------------------------------------------------------------
                                                 $  810,458           $  540,660
================================================================================


                                          Depreciation and amortization expense
                                          for property and equipment charged to
                                          operations for the years ended
                                          December 31, 1998, 1997 and 1996 was
                                          $143,967, $80,160 and $121,854,
                                          respectively.

6. INTANGIBLE ASSETS                      Intangible assets consist of the
                                          following at:

December 31,                                               1998             1997
--------------------------------------------------------------------------------
Patents                                                $657,142         $623,478
Trademarks                                                3,157            3,157
Rights to patent and trademark royalties                 85,146           85,146
--------------------------------------------------------------------------------

                                                        745,445          711,781

Less accumulated amortization                           511,836          436,739
--------------------------------------------------------------------------------

                                                       $233,609         $275,042
================================================================================

                                          Amortization expense for intangible
                                          assets charged to operations for the
                                          years ended December 31, 1998, 1997
                                          and 1996 was $75,097, $70,240 and
                                          $87,240, respectively.

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



7.        DUE TO                          The amount due to related party
          RELATED PARTY                   consists of fees payable to,
                                          and non-interest bearing advances
                                          from, a former director. During 1997,
                                          $126,000 of the outstanding balance
                                          was converted to 863,100 shares of
                                          common stock. In 1998, additional fees
                                          of $31,500 were incurred, and all
                                          remaining outstanding debt was settled
                                          in exchange for 2,566,706 shares at
                                          $0.10 per share.

8.        LOAN PAYABLE - RELATED PARTY    In January 1997, the Company entered
                                          into an agreement with an affiliate of
                                          a related party by which the Company
                                          can borrow up to $150,000. Interest
                                          payments at 8.5% per annum are due
                                          monthly, and any borrowings are
                                          secured by the Company's assets. The
                                          outstanding loan payable became due
                                          and payable on June 1, 1998. In
                                          December 1998, the Company issued
                                          435,289 shares at a value of $0.10 per
                                          share in full settlement of the
                                          outstanding debt plus accrued
                                          interest.

9.        CONVERTIBLE SUBORDINATED        In 1991, the Company issued a
          DEBENTURE                       $1,500,000 convertible subordinated
                                          debenture due October 31, 1996. In
                                          February 1994, a principal payment of
                                          $250,000 was made. On May 15, 1996
                                          this debenture was modified and
                                          extended to October 31, 1997.

                                          On May 29, 1997, the debenture was
                                          converted into 2,300,000 shares of
                                          common stock of the Company and
                                          2,300,000 detachable nontransferable
                                          warrants. Two warrants entitle the
                                          lender to purchase one additional
                                          common share of the Company. The
                                          exercise price of each warrant is
                                          $0.54 for the first year ended May 29,
                                          1998 and $0.62 for the second year
                                          ended May 29, 1999.

                                          In November 1998, the Company's board
                                          of directors amended the warrants to
                                          be convertible on a one for one basis
                                          at a price of $0.15 per share up to
                                          the expiration date (see Note 12).

                                          In December 1998, the lender exercised
                                          the entire 2,300,000 warrants at the
                                          amended price of $0.15 per share.

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



10. NOTES PAYABLE                          Notes payable consist of the
                                           following:

December 31,                                      1998            1997
----------------------------------------------------------------------
$100,000 unsecured, non-interest bearing
   installment note payable to an
   insurance company with monthly
   payments of $5,000 through December
   10, 1997, principal is past due              $   --        $ 31,500

$50,000 unsecured note bearing interest
   at 8%, due May 1998                              --          50,000
----------------------------------------------------------------------
                                                    --          81,500
Less current portion                                --         (81,500
----------------------------------------------------------------------

                                                $   --        $     --
======================================================================

                                          During 1998, the Company paid $23,000
                                          in full settlement of the outstanding
                                          installment note payable and
                                          recognized a gain of $8,500, which is
                                          included in "Extraordinary Item" in
                                          the consolidated statements of
                                          operations (see Note 11).

                                          In December 1998, the Company issued
                                          568,000 shares at a value of $0.10 per
                                          share in full settlement of the
                                          interest-bearing note payable, plus
                                          accrued interest (see Note 12).

11.       EXTRAORDINARY                   During the fourth quarter of 1998,
          ITEM                            the Company paid approximately
                                          $190,000 in full settlement of various
                                          accounts payables and other accrued
                                          expenses totaling approximately
                                          $434,000 and recognized an
                                          extraordinary gain of $244,000, or
                                          $0.01 per share. There was no income
                                          tax effect due to the Company's
                                          current year net loss and related
                                          valuation allowance.

                                          The Company did not recognize any
                                          gains or losses on the issuance of
                                          stock in full settlement of debts as
                                          described in Notes 7, 8, 10 and 12 as
                                          the fair value of the equity interest
                                          granted was equivalent to the carrying
                                          amount of the settled debts.

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



12.       STOCKHOLDERS' EQUITY            COMMON STOCK

                                          During 1998, the Company completed six
                                          private placements for a total of
                                          10,112,500 shares and received total
                                          net proceeds of approximately
                                          $925,000, net of expenses of $81,423.

                                          During 1997 and 1996, the Company
                                          issued 10,375,039 and 7,477,778 shares
                                          of common stock through private
                                          placements, receiving net proceeds of
                                          approximately $1,600,000 and
                                          $1,000,000 after expenses.

                                          In 1998, 1997 and 1996, the Company
                                          issued a total of 10,639,948,
                                          1,809,100 and 310,564 common shares,
                                          which includes shares also disclosed
                                          in Notes 7, 8 and 10, in full
                                          settlement of various debts amounting
                                          to approximately $1,084,000, $287,000
                                          and $111,000. The Company did not
                                          recognize any gains or losses on the
                                          conversion as the fair value of the
                                          equity interest granted was equivalent
                                          to the carrying amount of the settled
                                          debts.

                                          STOCK OPTIONS

                                          The Company has issued options to
                                          purchase common stock to certain
                                          officers, employees and others under
                                          various stock option plans for
                                          services performed and to be
                                          performed. Some options require
                                          continued employment.

                                          Option activity is as follows:

                                        Number of      Weighted Average
                                          Shares        Exercise Price
-----------------------------------------------------------------------
Outstanding at January 1, 1996           1,252,500         $   0.22
     Granted                               565,000             0.25
     Expired/canceled                     (850,000)            0.23
-----------------------------------------------------------------------

Outstanding at December 31, 1996           967,500             0.23
     Granted                             2,977,500             0.17
     Exercised                             (57,500)            0.14
     Expired/canceled                      (90,000)            0.27
-----------------------------------------------------------------------

Outstanding at December 31, 1997         3,797,500             0.18
     Granted                             2,830,000             0.18
     Exercised                                  --            --
     Expired/canceled                   (2,757,500)            0.16
-----------------------------------------------------------------------

Outstanding at December 31, 1998         3,870,000         $   0.19
=======================================================================
Exercisable at December 31, 1998         3,515,000         $   0.19
=======================================================================

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




12.       STOCKHOLDERS' EQUITY            STOCK OPTIONS (Continued)
          (CONTINUED)
                                          Information relating to stock options
                                          at December 31, 1998 summarized by
                                          exercise price are as follows:


                             Outstanding                       Exercisable
                 -----------------------------------    ------------------------
                                 Weighted Average            Weighted Average
                 -----------------------------------    ------------------------
                              Remaining
Exercise Price                  Life        Exercise                    Exercise
Per Share         Shares      (Months)       Price         Shares        Price
---------------------------------------------------------------------------------
$   0.15        1,400,000        59        $   0.15     1,400,000        $   0.15
$   0.16          225,000        43        $   0.16       225,000        $   0.16

$   0.18          405,000        42        $   0.18        50,000        $   0.18
$   0.19           32,500        41        $   0.19        32,500        $   0.19
$   0.20          700,000        48        $   0.20       700,000        $   0.20

$   0.21          730,000        54        $   0.21       730,000        $   0.21
$   0.22           82,500        25        $   0.22        82,500        $   0.22
$   0.23          180,000        50        $   0.23       180,000        $   0.23

$   0.26           15,000        24        $   0.26        15,000        $   0.26
$   0.39          100,000        47        $   0.39       100,000        $   0.39
---------------------------------------------------------------------------------

                3,870,000        52        $   0.19     3,515,000        $   0.19
=================================================================================

                                          PRO FORMA INFORMATION

                                          In accordance with SFAS 123 and
                                          described in Note 2, the Company
                                          continues to account for stock-based
                                          compensation utilizing the intrinsic
                                          value method prescribed by APB 25. Had
                                          compensation cost for stock options
                                          issued to employees been determined
                                          based on the fair value at grant dates
                                          consistent with the method of SFAS
                                          123, the Company's net loss and net
                                          loss per share would have increased to
                                          the pro forma amounts presented below:

December 31,                                      1998                    1997                  1996
-----------------------------------------------------------------------------------------------------
Net loss, as reported                    $   (1,723,647)        $   (1,824,199)        $   (1,172,840)

Net loss, pro forma                          (1,900,179)            (2,265,081)            (1,207,016)

Loss per common share - basic and
diluted, as reported                     $       (0.038)        $       (0.059)        $       (0.060)

Loss per common share - basic and
diluted, pro forma                       $       (0.042)        $       (0.074)        $       (0.062)

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




12.       STOCKHOLDERS' EQUITY            The fair value of each option is
          (CONTINUED)                     estimated  on the date of grant using
                                          the Black-Scholes option-pricing model
                                          using the following weighted-average
                                          assumptions: expected volatility of
                                          106%, 130% and 149% in 1998, 1997 and
                                          1996, respectively, an expected life
                                          of five years in 1998 and two years in
                                          1997 and 1996, no dividends would be
                                          declared during the expected term of
                                          the options, risk-free interest rate
                                          of 5.01%, 6.1% and 5.3% for 1998, 1997
                                          and 1996, respectively.

                                          The weighted average fair value of
                                          stock options granted to employees
                                          during 1998, 1997 and 1996 was $0.16,
                                          $0.16 and $0.21, respectively.

                                          WARRANTS

                                          During 1998, 1997 and 1996 the Company
                                          issued 10,112,500, 10,375,039 and
                                          7,477,778 shares of common stock
                                          through private placements. Each share
                                          issued had attached a share purchase
                                          warrant to purchase one additional
                                          share of common stock for a period of
                                          two years.

                                          During 1998 and 1997, The Company
                                          issued a total of 5,200,000 and
                                          2,250,000 shares at various per share
                                          prices upon the exercise of warrants
                                          by various shareholders.

                                          In November 1998, the Company's board
                                          of directors revalued 22,487,539
                                          outstanding warrants based on the fair
                                          value of the stock, and amended the
                                          exercise price to $0.15 per share up
                                          to the expiration date. As a result,
                                          interest expense of $126,073 was
                                          recognized in the current year.

                                          Outstanding and exercisable warrants
                                          at December 31, 1998 to acquire the
                                          Company's stock, held primarily by
                                          existing stockholders, are as follows:

    Warrants     Exercise Price        Expiration Date
---------------------------------------------------------
     276,053         $0.15             July 9, 1999
   2,500,000         $0.15             September 18, 1999
   1,529,777         $0.15             September 21, 1999
   3,500,000         $0.15             October 28, 1999
     369,209         $0.15             November 4, 1999
   1,312,500         $0.15             January 28, 2000
   4,000,000         $0.15             March 25, 2000
     500,000         $0.15             October 3, 2000
     800,000         $0.15             October 3, 2000
   1,500,000         $0.15             October 3, 2000
   2,000,000         $0.15             October 3, 2000

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



13.       INCOME TAXES                    Income taxes are accounted for in
                                          accordance with SFAS No. 109. At
                                          December 31, 1998, the Company has a
                                          net operating loss carryforward (NOL)
                                          of approximately $16,400,000 for
                                          federal tax purposes. At December 31,
                                          1998, the Company has a deferred tax
                                          asset of approximately $6,800,000,
                                          which primarily relates to net
                                          operating losses. A 100% valuation
                                          allowance has been established as
                                          management cannot determine whether it
                                          is more likely than not that the
                                          deferred tax asset will be realized.
                                          The NOLs expire as follows:

Year ending December 31,
------------------------------------------------------------
          2007                                  $  5,400,000
          2008                                     2,000,000
          2009                                     2,300,000
          2010                                     1,400,000
          2011                                     1,700,000
          2012                                     2,200,000
          2018                                     1,400,000
------------------------------------------------------------
          Total                                 $ 16,400,000
============================================================

                                          The Company's net operating loss
                                          carryforwards may be limited due to
                                          ownership changes as defined under
                                          Section 382 of the Internal Revenue
                                          Code of 1986.

14.       COMMITMENTS AND CONTINGENCIES   LEASE COMMITMENTS

                                          Minimum lease commitments under
                                          noncancelable operating lease
                                          agreements are as follows:

Year ending December 31,
----------------------------------------------------
         1999                             $  125,482
         2000                                 54,384
         2001                                  3,656
         2002                                  2,438
----------------------------------------------------

         Total                            $  185,960
====================================================


                                          Rent expense was $142,987, $140,788
                                          and $140,800 for the years ended
                                          December 31, 1998, 1997 and 1996,
                                          respectively.

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



14.       COMMITMENTS AND CONTINGENCIES   ROYALTY AGREEMENTS
          (CONTINUED)
                                          The Company is required to pay
                                          royalties related to certain patents
                                          and trademarks. Total expense related
                                          to these agreements was $3,991 in
                                          1998, $1,726 in 1997 and $7,674 in
                                          1996.

                                          ESCROW AGREEMENT

                                          In 1991, certain stockholders of the
                                          Company entered into an escrow
                                          agreement under which a total of
                                          approximately 4.5 million shares of
                                          the Company's common stock was placed
                                          in escrow. The shares are entitled to
                                          be released from escrow based on the
                                          performance of the Company as measured
                                          by cash flow (as defined by the
                                          agreement) and certain other
                                          conditions. While the shares are in
                                          escrow, the stockholders waive their
                                          rights to receive dividends or
                                          participate in the distribution of
                                          assets upon a winding up of the
                                          Company. Any shares remaining in
                                          escrow at December 31, 1999 will be
                                          canceled by the Company. As of
                                          December 31, 1998, all such shares
                                          remain in escrow. These shares are
                                          included in the number of shares
                                          outstanding in each of the two years
                                          ended 1998. However, these shares have
                                          been excluded from the computation of
                                          basic and diluted loss per share for
                                          each of the three years ended 1998 as
                                          the necessary conditions have not yet
                                          been satisfied.

                                          EMPLOYMENT AGREEMENTS

                                          In August 1994, the Company entered
                                          into an employment agreement with one
                                          employee under which the Company is
                                          obligated to pay 50 percent of base
                                          salary plus insurance benefits for a
                                          period of two years in case of
                                          permanent disability. The annual base
                                          salary is $72,000 plus 1 percent of
                                          quarterly gross sales payables, in
                                          addition to other benefits. In the
                                          event the Company terminates the
                                          agreement without cause, it will be
                                          required to pay up to 15 months
                                          compensation. In July 1998, the
                                          Company entered into two 5-year
                                          employment agreements with employees
                                          of the Company. These agreements are
                                          subject to the same conditions as
                                          described above, except that severance
                                          payments may be as much as up to 18
                                          months' compensation. The current
                                          salaries under these agreements are
                                          $168,000 and $43,000 per annum for
                                          each employee.

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




14.       COMMITMENTS AND CONTINGENCIES   POTENTIAL LIABILITY
          (CONTINUED)
                                          A former employee of the Company is
                                          seeking a severance payment of
                                          $101,500 per terms of his employment
                                          agreement, which was voluntarily
                                          terminated in November 1998. The
                                          parties have agreed to arbitration
                                          scheduled to take place on a future
                                          date. The Company has established a
                                          liability for the entire amount at
                                          December 31, 1998.

15.       SIGNIFICANT CONCENTRATIONS      The Company operates primarily in one
          OF CREDIT RISK,                 industry segment: developing,
          MAJOR CUSTOMERS                 manufacturing and distributing of
          AND OTHER RISKS                 inflatable commercial packaging
          AND UNCERTAINTIES               systems. The Company's sales are
                                          primarily to companies producing
                                          Silicon wafers and computer chips in
                                          California, Arizona, Oregon, Colorado
                                          and Texas in the United States,
                                          Denmark and the U.K. in Europe, and
                                          Singapore in Asia. Sales to
                                          unaffiliated customers which represent
                                          more than 10% of the Company's net
                                          sales for 1998, 1997 and 1996 were as
                                          follows:

December 31,                          1998     1997      1996
-------------------------------------------------------------
          Customer
               A                       15%      22%       --
               B                       --       13%       --
               C                       31%      --%       13%
               D                       18%      --        --

                                          Financial instruments that subject the
                                          Company to credit risk consist
                                          primarily of accounts receivable. The
                                          Company frequently makes large credit
                                          sales to customers. At December 31,
                                          1998 and 1997, approximately $69,400
                                          or 72% and $24,700 or 64% of the
                                          Company's accounts receivable were due
                                          from three customers, respectively.

16.       RELATED PARTY TRANSACTIONS      The Company issued 4,758,330 and
                                          1,277,778 shares of common stock to a
                                          related party through a private
                                          placement for net proceeds of $635,769
                                          and $200,242 during 1997 and 1996,
                                          respectively (See also Note 7).

                                          During 1997, the Company issued
                                          3,500,000 shares of common stock to an
                                          affiliate of a related party through a
                                          private placement for net proceeds of
                                          $548,742 (See also Note 8).

                        AIR PACKAGING TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




16.       RELATED PARTY TRANSACTIONS      During 1997 and 1996, the Company was
          (CONTINUED)                     billed $126,000 for fees due to a
                                          related party related to private
                                          placements (See Note 7).

                                          During 1998, the Company issued
                                          810,000 shares of its common stock to
                                          the Chief Executive Officer in
                                          exchange for salary expenses of
                                          $81,000. The transaction was based on
                                          the fair value of the stock on the
                                          date the services were rendered.

                                          The President and Chairman of the
                                          Board of Schmitt Industries, Inc., who
                                          is also a director of the company,
                                          acquired an aggregate of 12,080,000
                                          shares of common stock in 1998 from
                                          another principal shareholder.

17.       RECONCILIATION TO CANADIAN      INCOME TAXES
          GAAP
                                          Under Canadian GAAP, income taxes are
                                          accounted for using the deferral
                                          method. The Company's financial
                                          statements are presented using the
                                          liability method in accordance with
                                          SFAS 109. There would be no material
                                          differences in these financial
                                          statements if the deferral method were
                                          adopted.

                                          STOCK-BASED COMPENSATION

                                          Canadian GAAP does not specifically
                                          address recognition of compensation
                                          related to stock options, however, in
                                          practice, no recognition is usually
                                          given. The Company's financial
                                          statements are presented using the
                                          intrinsic value method and include pro
                                          forma disclosures using the fair value
                                          method in accordance with SFAS 123.
                                          There would be no material differences
                                          in these financial statements, except
                                          that the pro forma information in Note
                                          10 would not be included, if no
                                          recognition of compensation were given
                                          to stock options.

18.       SUBSEQUENT EVENTS               Subsequent to year end, the Company
                                          issued 2,500,000 shares at $0.15 per
                                          share upon the exercise of warrants by
                                          a shareholder.

                                 EXHIBIT INDEX


              Exhibit
              Number         Description
              -------        -----------
               3(i)   Articles of Incorporation
               3(ii)  Bylaws

               4 Instruments defining rights of security holders, including indentures.

                      None.

               9      Voting Trust Agreement

                      None

               10     Material Contracts

                     (a)     Lease Agreement for plant facilities

                     (b)     Employment Contract with CEO Garvin McMinn

                     (c)     Employment Contract with CFO Janet Maxey

                     (d)     Employment Contract with Vice President Elwood
                             Trotter

                     (e) Form of Option Certificate delivered to certain Key Employees in connection with the Grant of Individual Options to said Employees

                     (f) Patent Royalty Agreement between Puff Pac, Ltd. (the Company's predecessor), and Puff Pac People.

               16     Letter re Change in Certifying Accountant


               21     Subsidiaries of the Registrant

                      Name                         Domicile
                      ----                         --------

                      Puff Pac Industries
                      (Canada) Inc. (inactive)      Canada

               27     Financial Data Schedule